Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 1997-03-28
CIK 851786

                                                1996
-----------------------------------------------------------------------
Prudential-Bache                                Annual
Capital Return Futures                          Report
Fund 2, L.P.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
      LETTER TO THE LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1996

                         1177 Avenue of the Americas      Telephone 212 596 7000
                         New York, NY 10036               Facsimile 212 596 8910

Price Waterhouse LLP                                      (LOGO)


Report of Independent Accountants

January 29, 1997
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations and of changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. (the ``Partnership'') at December 31, 1996, and the results of its operations and the changes in its partners' capital for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

We have audited the accompanying statement of financial condition of Prudential-Bache Capital Return Futures Fund 2, L.P. as of December 31, 1995, and the related statements of operations and changes in partners' capital for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. as of December 31, 1995, and the results of its operations for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 29, 1996

-----------------
Deloitte Touche
Tohmatsu
International
-----------------
                                       2A

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1996           1995
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash and cash equivalents                                               $32,963,259    $32,150,048
Net unrealized gain on open commodity positions                             658,774        872,394
                                                                        -----------    -----------
Total assets                                                            $33,622,033    $33,022,442
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $ 1,692,233    $ 1,143,534
Incentive fees                                                              657,105             --
Management fees payable                                                     117,811         97,931
Due to affiliates                                                            54,587         63,134
Accrued expenses                                                             49,264         45,374
Options, at market                                                           44,006          3,000
                                                                        -----------    -----------
Total liabilities                                                         2,615,006      1,352,973
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (131,697 and 151,718 units outstanding)                 30,696,788     29,692,794
General partner (1,331 and 10,100 units outstanding)                        310,239      1,976,675
                                                                        -----------    -----------
Total partners' capital                                                  31,007,027     31,669,469
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $33,622,033    $33,022,442
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit (``Units'')    $    233.09    $    195.71
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         1996               1995               1994
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity
  transactions                                        $ 8,858,731        $12,172,603        $  (567,322)
Change in net unrealized gain on open commodity
  positions                                              (212,725)          (955,977)           193,155
Interest from U.S. Treasury bills                       1,114,103          1,393,208            752,198
Interest from reserve assets                                   --              6,737          1,279,240
Realized gain on reserve assets                                --                 --            297,342
Change in net unrealized gain on reserve assets                --                 --           (876,623)
                                                    ---------------    ---------------    ---------------
                                                        9,760,109         12,616,571          1,077,990
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                             2,566,587          2,795,106          2,453,619
Management fees                                         1,101,928          1,200,458          1,077,040
Incentive fees                                            704,792            365,699            269,470
Letter of credit fees                                          --                 --            260,167
General and administrative                                139,510            168,794            191,783
Amortization of organizational costs                           --                 --             21,987
                                                    ---------------    ---------------    ---------------
                                                        4,512,817          4,530,057          4,274,066
                                                    ---------------    ---------------    ---------------
Net income (loss)                                     $ 5,247,292        $ 8,086,514        $(3,196,076)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                      $ 5,203,383        $ 7,663,099        $(3,059,652)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                       $    43,909        $   423,415        $  (136,424)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average
  limited and general partnership unit                $     35.04        $     44.84        $    (12.31)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                   149,733            180,338            259,669
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                           LIMITED          GENERAL
                                              UNITS        PARTNERS         PARTNER          TOTAL
------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993         279,080     $ 44,999,346     $ 1,689,684     $ 46,689,030
Net loss                                                   (3,059,652)       (136,424)      (3,196,076)
Redemptions                                  (82,140)     (13,205,896)             --      (13,205,896)
                                             -------     ------------     -----------     ------------
Partners' capital--December 31, 1994         196,940       28,733,798       1,553,260       30,287,058
Net income                                                  7,663,099         423,415        8,086,514
Redemptions                                  (35,122)      (6,704,103)             --       (6,704,103)
                                             -------     ------------     -----------     ------------
Partners' capital--December 31, 1995         161,818       29,692,794       1,976,675       31,669,469
Net income                                                  5,203,383          43,909        5,247,292
Redemptions                                  (28,790)      (4,199,389)     (1,710,345)      (5,909,734)
                                             -------     ------------     -----------     ------------
Partners' capital--December 31, 1996         133,028     $ 30,696,788     $   310,239     $ 31,007,027
                                             -------     ------------     -----------     ------------
                                             -------     ------------     -----------     ------------
------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 2, L.P. (the ``Partnership'') is a Delaware limited partnership formed on June 8, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the ``Partnership Agreement''). On October 6, 1989, the Partnership completed its offering having raised $101,010,000 from the sale of 1,000,000 units of limited partnership interest and 10,100 units of general partnership interest and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. Physical commodities may also be traded from time to time. The general partner of the Partnership is Prudential Securities Futures Management Inc. (the ``General Partner''), a wholly-owned subsidiary of Prudential Securities Group Inc. (``PSGI''). Prudential Securities Incorporated (``PSI''), a wholly-owned subsidiary of PSGI, was the principal underwriter of the Units and is the commodity broker. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   Initially, sixty percent (60%) of the net proceeds of the offering was deposited in the Partnership's trading accounts for commodity trading purposes (referred to as the Partnership's ``Traded Assets''). The General Partner generally maintains not less than seventy-five percent (75%) of the Traded Assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining twenty-five percent (25%) of the Traded Assets is held in cash in the Partnership's commodity trading accounts. As a protective device in conjunction with the letter of credit (see further discussion below), the remaining forty percent (40%) of the net proceeds was placed in reserve (the ``Reserve Assets'') and was not committed to commodities trading until December 31, 1994 (the ``Capital Return Date''). On the Capital Return Date, the letter of credit expired. Additionally, on January 3, 1995 the Reserve Assets matured and the resulting proceeds were allocated for commodities trading to Analytic/TSA Investors Inc. (formerly known as TSA Capital Management), an independent commodities trading manager.

   All trading decisions for the Partnership are made by Welton Investment Services Corporation,
Analytic/TSA Investors Inc. and John W. Henry & Co., Inc., independent commodity trading managers, since January 1, 1995. During the period May 1, 1994 through December 31, 1994, John W. Henry & Co., Inc. and Welton Investment Services Corporation shared responsibilities for the Partnership's trading decisions. During the period January 1, 1992 through April 30, 1994, John W. Henry & Co., Inc. and another independent commodity trading manager shared responsibilities for the Partnership's trading decisions. (The independent commodity trading managers are each a ``Trading Manager''). The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   On October 6, 1989, an irrevocable letter of credit (``Letter of Credit'') was issued in favor of the Partnership by Barclays Bank plc (the ``Bank''). The Letter of Credit was intended to provide protection to the limited partners against loss of their initial investment through the Capital Return Date when the limited partners had the option to redeem their units and receive the greater of the then current net asset value per Unit or 100% of their initial investment. As described above, the Letter of Credit expired on December 31, 1994 (with no payment required of the Bank) and does not provide protection thereafter.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value of futures and forward contracts is reflected as net unrealized gain or loss. Options transactions are reflected in the statements of financial condition at market value which is inclusive of the net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   To the extent practicable, the Partnership invests a significant portion of its Traded Assets in U.S. Treasury bills to fulfill original margin requirements. Reserve Assets were invested in U.S. Treasury strips and a guaranteed investment contract (``GIC''). U.S. Treasury bills are carried at amortized cost, which approximates market, while the U.S. Treasury strips and the GIC were carried at their market values. Interest on these obligations accrued for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, ``Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.''

   The Partnership considers U.S. Treasury bills to be cash equivalents.

   Certain balances from prior years have been reclassified to conform with the current financial statement presentation.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from the Partnership's operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or are less than the amounts paid for the redeemed Units by the partners. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

C. Costs, Fees and Expenses

Organizational costs

   Costs incurred to organize the Partnership, including but not limited to legal, accounting, registration fees and certain printing costs, are considered deferred organizational costs. These costs were capitalized and amortized over a 60-month period ending in 1994.

Commissions and Letter of Credit fees

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership paid PSI fees comprised of brokerage and Letter of Credit fees at an initial rate of 5/6 of 1% per month (a 10% annual rate) of the Partnership's Traded Assets as of the first day of each month. A decrease to the rate of .7083% per month (an 8.5% annual rate) for brokerage fees was implemented on January 1, 1995.

   Through December 31, 1994, the portion of the monthly fee paid to PSI representing Letter of Credit fees was calculated as follows: (i) .000625 (a
 .75% annual rate) of the outstanding Letter of Credit amount as of the first day of each month was due to the Bank for issuing and maintaining the Letter of Credit and (ii) .0002083 (a .25% annual rate) of the outstanding Letter of Credit amount as of the first day of each month was due to PSGI for being obligated to make payment of a portion of the General Partner's repayment obligation in the event the General Partner was unable to do so. Following the expiration of the Letter of Credit (see Note A), the Partnership is no longer obligated to pay these fees.

Management and incentive fees

   The Partnership pays John W. Henry & Co., Inc. and Welton Investment Services Corporation monthly management fees equal to 1/3 of 1% (a 4% annual rate) and TSA Capital Management monthly management fees equal to 1/6 of 1% (a 2% annual rate) of the portion of the Partnership's Traded Assets allocated to that Trading Manager as of the end of each month.

   In addition, the Partnership also pays each Trading Manager a quarterly incentive fee equal to 15% of the ``New High Net Trading Profits'' generated by each Trading Manager (as defined in the Advisory Agreement between the Partnership, the General Partner and each Trading Manager).

General and administrative expenses

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for actual Partnership operating expenses payable by, or allocable to, the Partnership. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services.

   The costs incurred for the years ended December 31, 1996, 1995 and 1994 were:

                                            1996           1995           1994
                                         ----------     ----------     ----------
Commissions                              $2,566,587     $2,795,106     $2,453,619
Letter of Credit fees                            --             --         64,906
General and administrative                   87,997        109,661         92,412
                                         ----------     ----------     ----------
                                         $2,654,584     $2,904,767     $2,610,937
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts at PSI. Approximately 75% of the Traded Assets is generally invested in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities.

   In connection with the Partnership's interbank transactions, PSI engages in foreign currency forward transactions with the Partnership and an affiliate of PSI who, as principal, attempts to earn a profit on the bid-ask spreads (which must be competitive) on any foreign currency forward transactions entered into between the Partnership and PSI, on the one hand, and PSI and such affiliate on the other. In connection with its trading of foreign currencies in the interbank market, PSI may arrange bank lines of credit at major international banks. To the extent such lines of credit are arranged, PSI does not charge the Partnership for maintaining such lines of credit, but requires margin deposits with respect to forward contract transactions.

   Additionally, the Partnership maintained an 8.60% GIC which matured on December 31, 1994 with The Prudential Asset Management Company, Inc., an affiliate of the General Partner. Interest earned on the GIC for the years ended December 31, 1995 and 1994 was $6,737 and $1,275,435, respectively. Realized gain on the GIC for the year ended December 31, 1994 was $297,342 and the change in unrealized gain on the GIC for the year ended December 31, 1994 was $(876,153).

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1996, 1995 and 1994, respectively:

                                                1996           1995           1994
                                             ----------     ----------     -----------
Net income (loss) per financial
  statements                                 $5,247,292     $8,086,514     $(3,196,076)
Change in net unrealized gain on Reserve
  Assets                                             --             --         876,623
Change in unrealized gain/loss on
  nonregulated commodity positions             (216,909)       (38,758)        (13,371)
Other                                                --            178             862
                                             ----------     ----------     -----------
Tax basis net income (loss)                  $5,030,383     $8,047,934     $(2,331,962)
                                             ----------     ----------     -----------
                                             ----------     ----------     -----------

   The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Credit and Market Risk

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk).

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected on the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts, because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions. The Partnership presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition because it has a master netting agreement with PSI.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (``CFTC'') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1996 and 1995, such segregated assets totalled $24,078,572 and $26,171,977, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $9,271,094 and $7,008,411. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1996, the Partnership's open futures, forward and options contracts mature within one year. As of December 31, 1995, the Partnership's open forward contracts mature within three months, but open futures and options contracts mature within one year.

   At December 31, 1996 and 1995, gross contract amounts of open futures, forward and options contracts are:

                                                                    December 31,      December 31,
                                                                        1996              1995
                                                                    ------------      ------------
     Currency Forward Contracts:
       Commitments to purchase                                      $ 27,427,116      $    372,619
       Commitments to sell                                          $ 19,223,534      $ 17,163,772
     Currency Futures and Options Contracts:
       Commitments to purchase                                      $  7,651,893      $ 14,350,975
       Commitments to sell                                          $ 15,877,256      $ 28,217,838
     Financial Futures and Options Contracts:
       Commitments to purchase                                      $110,757,098      $359,544,988
       Commitments to sell                                          $ 38,688,741      $ 25,500,889
     Other Futures and Options Contracts:
       Commitments to sell                                          $    320,262      $  3,593,525

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures, forward or options contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the ``fair value'' of its futures, forward and options contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1996 and 1995, the fair value of open futures, forward and options contracts was:

                                               December 31, 1996            December 31, 1995
                                           -------------------------    -------------------------
                                                  Fair Value                   Fair Value
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $       --    $   (55,900)   $  461,831     $      --
     Currencies                               194,561        (96,820)      133,670      (338,563)
     Other                                    313,497         (6,743)          795          (100)
  Foreign exchanges
     Financial                                316,218       (238,492)      785,691        (9,984)
     Other                                      4,092             --            --            --
Forward Contracts:
     Currencies                               535,753       (307,392)      244,587      (405,533)
Options Contracts:
  Domestic exchanges
     Financial                                     --        (10,000)           --            --
     Currencies                                    --             --            --        (3,000)
     Other                                         --        (23,168)           --            --
  Foreign exchanges
     Financial                                     --        (10,838)           --            --
                                           ----------    -----------    ----------    -----------
                                           $1,364,121    $  (749,353)   $1,626,574     $(757,180)
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures, forward and options contracts during the years ended December 31, 1996 and 1995, respectively.

                                          Year ended                     Year ended
                                      December 31, 1996              December 31, 1995
                                  --------------------------     --------------------------
                                      Average Fair Value             Average Fair Value
                                  --------------------------     --------------------------
                                    Assets       Liabilities       Assets       Liabilities
                                  ----------     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Financial                    $  308,869      $ (56,271)     $  422,804     $   (46,089)
     Currencies                      282,498       (167,813)        232,377        (157,762)
     Other                           184,711        (33,855)        140,375         (39,356)
  Foreign exchanges
     Financial                     1,378,782        (59,216)        772,337         (48,982)
     Other                             2,004         (3,411)          8,862              --
Forward Contracts:
     Currencies                      938,567       (344,856)      2,130,850      (1,173,482)
Options Contracts:
  Domestic exchanges
     Financial                            --         (1,379)             --              --
     Currencies                       20,116        (12,341)         59,492         (56,366)
     Other                                --         (3,283)             --              --
  Foreign Exchanges
     Financial                            --         (1,174)             --              --
                                  ----------     -----------     ----------     -----------
                                  $3,115,547      $(683,599)     $3,767,097     $(1,522,037)
                                  ----------     -----------     ----------     -----------
                                  ----------     -----------     ----------     -----------

   The following table presents the net realized gains (losses) and the change in net unrealized gains/losses of futures, forward and options contracts during the years ended December 31, 1996 and 1995, respectively:

                                         Year Ended December 31, 1996                   Year Ended December 31, 1995
                                 --------------------------------------------   ---------------------------------------------
                                                    Change in                                      Change in
                                  Net Realized    Net Unrealized                 Net Realized    Net Unrealized
                                 Gains (Losses)    Gains/Losses      Total      Gains (Losses)    Gains/Losses       Total
                                 --------------   --------------   ----------   --------------   --------------   -----------
Futures Contracts:
  Domestic exchanges
    Financial                      $  740,444       $ (517,731)    $  222,713    $  2,534,630      $ (324,394)    $ 2,210,236
    Currencies                        529,206          302,634        831,840       1,799,236        (176,768)      1,622,468
    Other                             939,370          306,059      1,245,429        (462,065)       (479,765)       (941,830)
  Foreign exchanges
    Financial                       4,727,696         (697,981)     4,029,715       3,767,439        (258,008)      3,509,431
    Other                             (20,406)           4,092        (16,314)        122,152              --         122,152
Forward Contracts:
    Currencies                      1,816,646          389,307      2,205,953       5,430,254         274,708       5,704,962
Options Contracts:
  Domestic exchanges
    Financial                          37,225          (10,000)        27,225              --              --              --
    Currencies                         97,225            3,000        100,225      (1,019,043)          8,250      (1,010,793)
    Other                              (7,984)          18,733         10,749              --              --              --
  Foreign Exchanges
    Financial                            (691)         (10,838)       (11,529)             --              --              --
                                 --------------   --------------   ----------   --------------   --------------   -----------
                                   $8,858,731       $ (212,725)    $8,646,006    $ 12,172,603      $ (955,977)    $11,216,626
                                 --------------   --------------   ----------   --------------   --------------   -----------
                                 --------------   --------------   ----------   --------------   --------------   -----------

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership commenced operations on October 6, 1989 with gross proceeds of $101,010,000. After accounting for organizational and offering costs, the Partnership's net proceeds were $99,010,000. At the inception of the Partnership, sixty percent of the net proceeds was allocated to commodities trading activity (``Traded Assets'') and forty percent was placed in reserve and invested in investment grade interest-bearing obligations (``Reserve Assets'').

   On December 31, 1994, the letter of credit expired and on January 3, 1995 the Reserve Assets matured and the resulting proceeds became available for commodities trading. These assets were allocated for trading to Analytic/TSA Investors Inc., an independent commodity trading manager to the Partnership. As such, at December 31, 1996, 100% of the Partnership's assets are allocated to commodities trading. At December 31, 1996, a significant portion of the Traded Assets was held in U.S. Treasury bills (which represented approximately 77% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as ``daily limits.'' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The General Partner attempts to minimize these risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forwards and options contracts.

   Redemptions by limited partners recorded for the years ended December 31, 1996, 1995 and 1994 were $4,199,389, $6,704,103 and $13,205,896, respectively.
Additionally, redemptions by the General Partner recorded during the year ended December 31, 1996 were $1,710,345. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 1996 totalled $115,279,982 and $1,710,345, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1996 was $233.09, an increase of 19.10% from the December 31, 1995 net asset value per Unit of $195.71 which was an increase of 27.26% from the December 31, 1994 net asset value per Unit of $153.79. The Partnership outperformed the MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 420 futures funds for the year ended December 31, 1996 and had a return of 11.89%. Past performance is not necessarily indicative of future results.

   The global interest rate, currency and metal sectors were solid performers for 1996. Trends in world currency markets reflected economic fundamentals as well as political developments, particularly the progress of the planned European Monetary Union. Global bond markets gained momentum in the second half of the year due to the low interest rate policies set by the U.S. Federal Reserve Bank and the central banks of Europe. After reaching a five-year high in February, gold prices began a relentless decline throughout the year.

   As discussed in Liquidity and Capital Resources above, the Letter of Credit expired on December 31, 1994 and as a result, there were no Letter of Credit fees charged since that date. With the expiration of the Letter of Credit, Reserve Assets were allocated to commodities trading thus increasing the Partnership's Traded Assets, including its investments in U.S. Treasury bills. This increase in U.S. Treasury bills, coupled with higher interest rates in 1995 versus 1994, resulted in an increase of approximately $641,000 in interest income from U.S. Treasury bills for the year ended December 31, 1995 compared to 1994. However, interest income from U.S. Treasury bills decreased by approximately $279,000 for the year ended December 31, 1996 compared to 1995 primarily due to lower interest rates in 1996 and less funds available for investment in U.S. Treasury bills as a result of redemptions and lackluster trading performance in the first three quarters of 1996. Additionally, interest income from Reserve Assets was eliminated following the allocation of Reserve Assets to commodities trading on January 3, 1995. The interest earned on Reserve Assets for the years ended December 31, 1995 and 1994 was approximately $7,000 and $1,279,000, respectively.

   Commissions are calculated on Traded Assets on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. The Traded Assets increased when the Letter of Credit expired and Reserve Assets were allocated to commodities trading as discussed above. However, the commission rate decreased by 1.5% from 10% (inclusive of letter of credit fees) to 8.5% effective January 1, 1995. The combination of these factors caused commissions plus letter of credit fees to decrease by approximately $229,000 for the year ended December 31, 1996 as compared to 1995 but to increase by approximately $81,000 for the year ended December 31, 1995 as compared to 1994.

   All trading decisions are currently being made by John W. Henry & Co., Inc., Welton Investment System Corp. and Analytic/TSA Investors Inc. Management fees are calculated on the Traded Assets allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Additionally, the Traded Assets increased when Reserve Assets were allocated to commodities trading as discussed above. As a result, management fees decreased by approximately $99,000 for the year ended December 31, 1996 as compared to 1995 but increased by approximately $123,000 for the year ended December 31, 1995 as compared to 1994.

   Incentive fees are based on the New High Net Trading Profits generated by each Trading Manager, as defined in the Advisory Agreement between the Partnership, the General Partner and each Trading Manager. Although the Partnership experienced an overall loss for 1994, John W. Henry & Co., Inc. earned sufficient trading profits to earn incentive fees in that year as well as in 1995 and 1996. Accordingly, incentive fees of approximately $657,000, $366,000 and $269,000 were paid to John W. Henry & Co., Inc. for the years ended December 31, 1996, 1995 and 1994, respectively. Additionally, Analytic/TSA Investors Inc. earned incentive fees of approximately $48,000 during the year ended December 31, 1996.

   General and administrative expenses decreased by approximately $29,000 for the year ended December 31, 1996 as compared to 1995 and decreased by approximately $23,000 for the year ended December 31, 1995 as compared to 1994. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

--------------------------------------------------------------------------------
   I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund 2, L.P. is accurate and complete.

      PRUDENTIAL SECURITIES FUTURES
      MANAGEMENT INC.
      (General Partner)

by: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1996 was $102.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache Capital Return
        Futures Fund 2, L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                                   BULK RATE
P.O. Box 2016                                      U.S. POSTAGE
New York, NY 10272                                     PAID
                                                   Automatic Mail

PBCR2/171781