Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 1998-03-30
CIK 851786

                                                           1997
--------------------------------------------------------------------------------
Prudential-Bache                                          Annual
Capital Return Futures                                    Report
Fund 2, L.P.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.

                                                                      March 1998

Dear Limited Partner:

   Enclosed is the Annual Report of Prudential-Bache Capital Return Futures Fund 2, L.P. (the 'Fund') for the year ended December 31, 1997, including the audited financial statements for the Fund which contain, among other things, the operating results for the year.

   The Fund posted a gain of 11.40% in 1997, outperforming the MAR (Managed Account Reports) Fund/Pool Index return of 9.34%. MAR tracked the performance of 315 futures funds in 1997. At year-end, the Fund's net asset value per unit was $259.66*. Past performance is not necessarily indicative of future results.

   The Fund was profitable in 1997 as gains were achieved in all sectors including the financial, metal, index, soft, energy, grain and meat sectors. Further information with respect to the Fund's performance is included in the section of the report entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations'.

   As of July 1, 1997, Analytic/TSA Capital Management no longer served as a Trading Advisor to the Fund. Assets of the Fund formerly managed by Analytic/TSA Capital Management were reallocated to the Global Monetary Program managed by Eclipse Capital Management, Inc. We believe that this program more effectively complements the performance of the Fund.

   We value your continued participation as a Limited Partner of the Fund. Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

Sincerely,
Thomas M. Lane, Jr.
President and Director
Prudential Securities Futures Management Inc.

* As of March 25, 1998, the estimated net asset value per unit was $239.95.

                      1177 Avenue of the Americas       Telephone 212 596 7000
                      New York, NY 10036                Facsimile 212 596 8910
Price Waterhouse LLP                                    (LOGO)

Report of Independent Accountants

January 26, 1998
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. at December 31, 1997 and 1996, and the results of its operations for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
               Two World Financial Center        Telephone: (212) 436-2000
               New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

We have audited the accompanying statements of operations and of changes in partners' capital of Prudential-Bache Capital Return Futures Fund 2, L.P. for the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and changes in partners' capital of Prudential-Bache Capital Return Futures Fund 2, L.P. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
January 29, 1996

                                       2A

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1997           1996
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 6,552,063    $ 7,947,679
U.S. Treasury bills, at amortized cost                                   24,241,834     25,015,580
Net unrealized gain on open commodity positions                           1,584,684        658,774
                                                                        -----------    -----------
Total assets                                                            $32,378,581    $33,622,033
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   740,550    $ 1,692,233
Incentive fees payable                                                      226,348        657,105
Management fees payable                                                      97,818        117,811
Accrued expenses                                                             55,038         49,264
Due to affiliates                                                             7,663         54,587
Options, at market                                                            3,600         44,006
                                                                        -----------    -----------
Total liabilities                                                         1,131,017      2,615,006
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (119,135 and 131,697 units outstanding)                 30,934,928     30,696,788
General partner (1,204 and 1,331 units outstanding)                         312,636        310,239
                                                                        -----------    -----------
Total partners' capital                                                  31,247,564     31,007,027
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $32,378,581    $33,622,033
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit ('Units')      $    259.66    $    233.09
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         1997               1996               1995
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions           $ 5,486,720        $ 8,858,731        $12,172,603
Change in net unrealized gain on open commodity
  positions                                               919,014           (212,725)          (955,977)
Interest from U.S. Treasury bills                       1,219,506          1,114,103          1,399,945
                                                    ---------------    ---------------    ---------------
                                                        7,625,240          9,760,109         12,616,571
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                             2,602,752          2,566,587          2,795,106
Management fees                                         1,124,398          1,101,928          1,200,458
Incentive fees                                            433,379            704,792            365,699
General and administrative                                156,283            139,510            168,794
                                                    ---------------    ---------------    ---------------
                                                        4,316,812          4,512,817          4,530,057
                                                    ---------------    ---------------    ---------------
Net income                                            $ 3,308,428        $ 5,247,292        $ 8,086,514
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET INCOME
Limited partners                                      $ 3,275,346        $ 5,203,383        $ 7,663,099
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                       $    33,082        $    43,909        $   423,415
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET INCOME PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net income per weighted average
  limited and general partnership unit                $     25.75        $     35.04        $     44.84
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                   128,507            149,733            180,338
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994           196,940    $28,733,798     $ 1,553,260     $30,287,058
Net income                                                  7,663,099         423,415       8,086,514
Redemptions                                   (35,122)     (6,704,103)             --      (6,704,103)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1995           161,818     29,692,794       1,976,675      31,669,469
Net income                                                  5,203,383          43,909       5,247,292
Redemptions                                   (28,790)     (4,199,389)     (1,710,345)     (5,909,734)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1996           133,028     30,696,788         310,239      31,007,027
Net income                                                  3,275,346          33,082       3,308,428
Redemptions                                   (12,689)     (3,037,206)        (30,685)     (3,067,891)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1997           120,339    $30,934,928     $   312,636     $31,247,564
                                              --------    -----------     -----------     -----------
                                              --------    -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 2, L.P. (the 'Partnership') is a Delaware limited partnership formed on June 8, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 6, 1989, the Partnership completed its offering having raised $101,010,000 from the sale of 1,000,000 units of limited partnership interest and 10,100 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. Physical commodities may also be traded from time to time. The general partner of the Partnership is Prudential Securities Futures Management Inc. (the 'General Partner'), a wholly owned subsidiary of Prudential Securities Group Inc. ('PSGI'). Prudential Securities Incorporated ('PSI'), a wholly owned subsidiary of PSGI, was the principal underwriter of the Units and is the commodity broker. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value ('NAV') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of NAV is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership since July 1, 1997 are made by Welton Investment Services Corporation, Eclipse Capital Management, Inc. ('Eclipse') and John W. Henry & Company, Inc., independent commodity trading managers. Eclipse replaced Analytic/TSA Capital Management ('TSA') as a trading manager effective July 1, 1997. Eclipse receives management fees at the same rate as did TSA (a monthly fee on traded assets equal to a 2% annual rate). In addition, Eclipse earns a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Eclipse) as compared to 15% paid to TSA. Except for the July 1, 1997 replacement of TSA, there were no changes in trading managers during the three years ended December 31, 1997. (The independent commodity trading managers are each a 'Trading Manager'.) The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills to fulfill original margin requirements. U.S. Treasury bills are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.'

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

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI commissions at a flat rate of .7083% per month (an 8.5% annual rate) of the Partnership's NAV as of the first day of each month.

Management and incentive fees

   The Partnership pays John W. Henry & Company, Inc. and Welton Investment Services Corporation monthly management fees equal to 1/3 of 1% (a 4% annual rate) and Eclipse monthly management fees equal to 1/6 of 1% (a 2% annual rate) of the portion of the Partnership's NAV allocated to that Trading Manager as of the end of each month.

   In addition, the Partnership also pays John W. Henry & Company, Inc. and Welton Investment Services Corporation a quarterly incentive fee equal to 15% of the 'New High Net Trading Profits' generated by each Trading Manager (as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager) and pays Eclipse a quarterly incentive fee equal to 20%.

   See Note A for further information concerning changes to incentive fees during 1997.

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

   The costs incurred for the years ended December 31, 1997, 1996 and 1995 were:

                                            1997           1996           1995
                                         ----------     ----------     ----------
Commissions                              $2,602,752     $2,566,587     $2,795,106
General and administrative                   86,018         87,997        109,661
                                         ----------     ----------     ----------
                                         $2,688,770     $2,654,584     $2,904,767
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts at PSI. Except for the portion of assets that is deposited as margin to maintain forward currency contract positions as further discussed below, the Partnership's assets are maintained either with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Managers, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the market-to-market position of the Partnership.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                1997           1996           1995
                                             ----------     ----------     ----------
Net income per financial statements          $3,308,428     $5,247,292     $8,086,514
Change in unrealized gain/loss on
  nonregulated commodity positions              263,932       (216,909)       (38,580)
                                             ----------     ----------     ----------
Tax basis net income                         $3,572,360     $5,030,383     $8,047,934
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interest of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1997 and 1996, such segregated assets totalled $22,947,166 and $24,078,572, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $9,499,572 and $9,271,094 at December 31, 1997 and 1996, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1997, the Partnership's open futures, forward and option contracts mature within one year.

   At December 31, 1997 and 1996, gross contract amounts of open futures, forward and options contracts are:

                                                                        1997              1996
                                                                    ------------      ------------
     Currency Forward Contracts:
       Commitments to purchase                                      $    318,066      $ 27,427,116
       Commitments to sell                                            24,765,572        19,223,534

     Currency Futures and Options Contracts:
       Commitments to purchase                                         1,232,952         7,651,893
       Commitments to sell                                             4,626,480        15,877,256

     Financial Futures and Options Contracts:
       Commitments to purchase                                       183,537,088       110,757,098
       Commitments to sell                                           126,817,265        38,688,741

     Other Futures and Options Contracts:
       Commitments to purchase                                         2,876,350                --
       Commitments to sell                                            14,809,027           320,262

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures, forward or options contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures, forward and options contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1997 and 1996, the fair value of open futures, forward and options contracts was:

                                                     1997                         1996
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  178,094     $  (4,700)    $       --     $ (55,900)
     Currencies                                41,016        (6,677)       194,561       (96,820)
     Other                                  1,020,252        (1,810)       313,497        (6,743)
  Foreign exchanges
     Financial                                493,686      (229,030)       316,218      (238,492)
     Other                                    170,110        (4,500)         4,092            --
Forward Contracts:
     Currencies                               374,665      (446,422)       535,753      (307,392)
Options Contracts:
  Domestic exchanges
     Financial                                     --        (3,600)            --       (10,000)
     Other                                         --            --             --       (23,168)
  Foreign exchanges
     Financial                                     --            --             --       (10,838)
                                           ----------    -----------    ----------    -----------
                                           $2,277,823     $(696,739)    $1,364,121     $(749,353)
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures, forward and options contracts during the years ended December 31, 1997 and 1996, respectively.

                                             1997                           1996
                                  --------------------------     --------------------------
                                    Assets       Liabilities       Assets       Liabilities
                                  ----------     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Financial                    $  253,723      $ (32,496)     $  308,869      $ (56,271)
     Currencies                      222,701        (35,346)        282,498       (167,813)
     Other                           338,062        (21,850)        184,711        (33,855)
  Foreign exchanges
     Financial                       917,265       (112,232)      1,378,782        (59,216)
     Other                            39,112        (18,236)          2,004         (3,411)
Forward Contracts:
     Currencies                      669,467       (591,182)        938,567       (344,856)
Options Contracts:
  Domestic exchanges
     Financial                            --        (20,186)             --         (1,379)
     Currencies                        1,969        (32,900)         20,116        (12,341)
     Other                            14,323         (2,642)             --         (3,283)
  Foreign exchanges
     Financial                         3,441         (4,528)             --         (1,174)
                                  ----------     -----------     ----------     -----------
                                  $2,460,063      $(871,598)     $3,115,547      $(683,599)
                                  ----------     -----------     ----------     -----------
                                  ----------     -----------     ----------     -----------

   The following table presents the trading revenues from futures, forward and options contracts during the three years ended December 31, 1997:

                                        1997           1996           1995
                                     ----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Financial                       $  574,788     $  222,713     $ 2,210,236
     Currencies                         102,452        831,840       1,622,468
     Other                            1,699,643      1,245,429        (941,830)
  Foreign exchanges
     Financial                        2,972,822      4,029,715       3,509,431
     Other                              217,780        (16,314)        122,152
Forward Contracts:
     Currencies                         660,518      2,205,953       5,704,962
Options Contracts:
  Domestic exchanges
     Financial                           40,668         27,225              --
     Currencies                         110,600        100,225      (1,010,793)
     Other                               98,356         10,749              --
  Foreign exchanges
     Financial                          (71,893)       (11,529)             --
                                     ----------     ----------     -----------
                                     $6,405,734     $8,646,006     $11,216,626
                                     ----------     ----------     -----------
                                     ----------     ----------     -----------

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

   At December 31, 1997, 100% of the Partnership's total net assets (the 'Net Asset Value') was allocated to commodities trading. A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 76% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as 'daily limits.' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

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

   Redemptions by limited partners recorded for the years ended December 31, 1997, 1996 and 1995 were $3,037,206, $4,199,389 and $6,704,103, respectively.
Additionally, redemptions by the General Partner recorded during the years ended December 31, 1997 and 1996 were $30,685 and $1,710,345, respectively. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 1997 totalled $118,317,188 and $1,741,030, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

   Effective July 1, 1997, all assets previously managed by TSA were reallocated to Eclipse. Eclipse receives management fees at the same rate as did TSA (a monthly fee on traded assets equal to a 2% annual rate). In addition, Eclipse earns a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Eclipse) as compared to 15% paid to TSA.

Results of Operations

   The net asset value per Unit as of December 31, 1997 was $259.66, an increase of 11.40% from the December 31, 1996 net asset value per Unit of $233.09, which was an increase of 19.10% from the December 31, 1995 net asset value per Unit of $195.71. The Partnership outperformed the MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 315 futures funds for the year ended December 31, 1997 and had a return of 9.34%. Past performance is not necessarily indicative of future results.

   The Partnership was profitable in 1997 as gains were achieved in all sectors including the financial, metal, index, soft, energy, grain and meat sectors.

   Over the course of the year, the financial sector recorded gains, due, in part, to investors' flight to higher quality fixed income investments amongst increasingly volatile worldwide markets. Specifically, gains were seen in Australian, U.S., Japanese, Italian, Euromark and German bond positions. In the metal sector, as gold prices fell throughout the year, the Partnership was able to generate profits in its short positions. Conversely, the continuous rise in silver prices led to gains in the Partnership's long positions.

   Index sector positions profited as trends in the Japanese Nikkei and the U.S. S&P 500 diverged significantly throughout the year. Long S&P 500 positions were quite profitable for the Partnership as the U.S. stock market experienced yet another double digit year while short Nikkei positions gained as the Nikkei continued to decline as a result of the Asian economic crisis.

   Interest income from U.S. Treasury bills increased by approximately $105,000 for the year ended December 31, 1997 compared to 1996 primarily due to an increase in funds available for investment in U.S. Treasury bills following a strong 1996 fourth quarter and a profitable 1997 year. Interest income from U.S. Treasury bills decreased by approximately $286,000 for the year ended December 31, 1996 compared to 1995 primarily due to lower interest rates in 1996 and less funds available for investment in U.S. Treasury bills as a result of redemptions and lackluster trading performance in the first three quarters of 1996.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions increased by approximately $36,000 for the year ended December 31, 1997 as compared to 1996 principally reflecting the effect of strong trading performance since the last quarter of 1996 on monthly Net Asset Values, offset by 1996 and 1997 redemptions. Commissions decreased by $229,000 during 1996 versus 1995 as monthly Net Asset Values were lower in 1996 as a result of redemptions.

   All trading decisions are currently being made by John W. Henry & Company, Inc., Welton Investment System Corp. and Eclipse. Management fees are calculated on the Partnership's Net Asset Value allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees increased by approximately $22,000 for the year ended December 31, 1997 as compared to 1996 but decreased by approximately $99,000 for the year ended December 31, 1996 as compared to 1995 primarily due to fluctuations in monthly Net Asset Values as described above.

   Incentive fees are based on the New High Net Trading Profits generated by each Trading Manager, as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager. John W. Henry & Company, Inc. generated sufficient trading profits to earn incentive fees of approximately $273,000, $657,000 and $366,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Also during the year ended December 31, 1997, Welton Investment System Corp. earned incentive fees of approximately $50,000 and Eclipse earned approximately $110,000. Additionally, TSA earned incentive fees of approximately $48,000 during the year ended December 31, 1996. See Liquidity and Capital Resources above for information concerning changes to incentive fees during 1997.

   General and administrative expenses increased by approximately $17,000 for the year ended December 31, 1997 as compared to 1996 but decreased by approximately $29,000 for the year ended December 31, 1996 as compared to 1995. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

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

      PRUDENTIAL SECURITIES FUTURES
     MANAGEMENT INC.
     (General Partner)

by: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1997 was $112.

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