Form 10-K, Exhibit 13
period 1998-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 1999-03-31
CIK 851786

                                                           1998
--------------------------------------------------------------------------------
Prudential-Bache                                           Annual
Capital Return Futures                                     Report
Fund 2, L.P.

                       LETTER TO LIMITED PARTNERS FOR
              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.

PricewaterhouseCoopers LLP (LOGO)

                                                 PricewaterhouseCoopers LLP
                                                 1177 Avenue of the Americas
                                                 New York, NY 10036
                                                 Telephone 212 596 8000
                                                 Facsimile  212 596 8910

                       Report of Independent Accountants

January 26, 1999
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. at December 31, 1998 and 1997, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1998           1997
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 4,870,709    $ 6,552,063
U.S. Treasury bills, at amortized cost                                   19,282,809     24,241,834
Net unrealized gain on open commodity positions                             587,862      1,584,684
                                                                        -----------    -----------
Total assets                                                            $24,741,380    $32,378,581
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   566,962    $   740,550
Accrued expenses                                                             56,959         55,038
Management fees payable                                                      44,165         97,818
Incentive fees payable                                                       19,484        226,348
Due to affiliates                                                            11,263          7,663
Options, at market                                                           10,929          3,600
                                                                        -----------    -----------
Total liabilities                                                           709,762      1,131,017
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (98,989 and 119,135 units outstanding)                  23,791,274     30,934,928
General partner (1,000 and 1,204 units outstanding)                         240,344        312,636
                                                                        -----------    -----------
Total partners' capital                                                  24,031,618     31,247,564
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $24,741,380    $32,378,581
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit ('Units')      $    240.34    $    259.66
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         1998               1997               1996
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions           $   669,325        $ 5,486,720        $ 8,858,731
Change in net unrealized gain on open commodity
  positions                                            (1,001,790)           919,014           (212,725)
Interest from U.S. Treasury bills                         986,548          1,219,506          1,114,103
                                                    ---------------    ---------------    ---------------
                                                          654,083          7,625,240          9,760,109
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                             2,208,844          2,602,752          2,566,587
Management fees                                           831,579          1,124,398          1,101,928
Incentive fees                                             27,241            433,379            704,792
General and administrative                                150,768            156,283            139,510
                                                    ---------------    ---------------    ---------------
                                                        3,218,432          4,316,812          4,512,817
                                                    ---------------    ---------------    ---------------
Net income (loss)                                     $(2,564,349)       $ 3,308,428        $ 5,247,292
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                      $(2,538,726)       $ 3,275,346        $ 5,203,383
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                       $   (25,623)       $    33,082        $    43,909
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average
  limited and general partnership unit                $    (22.84)       $     25.75        $     35.04
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                   112,273            128,507            149,733
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1995           161,818    $29,692,794     $ 1,976,675     $31,669,469
Net income                                       --         5,203,383          43,909       5,247,292
Redemptions                                   (28,790)     (4,199,389)     (1,710,345)     (5,909,734)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1996           133,028     30,696,788         310,239      31,007,027
Net income                                       --         3,275,346          33,082       3,308,428
Redemptions                                   (12,689)     (3,037,206)        (30,685)     (3,067,891)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1997           120,339     30,934,928         312,636      31,247,564
Net loss                                         --        (2,538,726)        (25,623)     (2,564,349)
Redemptions                                   (20,350)     (4,604,928)        (46,669)     (4,651,597)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1998            99,989    $23,791,274     $   240,344     $24,031,618
                                              --------    -----------     -----------     -----------
                                              --------    -----------     -----------     -----------
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

   All trading decisions for the Partnership since September 1, 1998 are made by Welton Investment Corporation ('Welton'), Eclipse Capital Management,
Inc. ('Eclipse'), Gaiacorp Ireland Limited ('Gaiacorp') and Trendlogic Associates, Inc. ('Trendlogic'), independent commodity trading managers (collectively, the 'Trading Managers'). Effective September 1, 1998, all assets previously managed by John W. Henry & Company, Inc. (the 'Reallocated Assets') were reallocated to Welton, Eclipse and to two trading managers new to the Partnership--Gaiacorp and Trendlogic--so that each Trading Manager began managing approximately 27% of the Partnership's assets, except for Trendlogic, which began managing approximately 19%. The Trading Managers receive monthly management fees on their portion of the Reallocated Assets equal to a 2% annual rate as compared to the 4% annual rate paid to John W. Henry & Company, Inc. The Trading Managers earn a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and each respective Trading Manager) on the Reallocated Assets, except for Trendlogic whose quarterly incentive fee rate is 17.5%. John W. Henry & Company, Inc. received quarterly incentive fees at a 15% rate. Eclipse replaced Analytic/TSA Capital Management ('TSA') as a trading manager effective July 1, 1997. Eclipse receives management fees at the same rate as did TSA (a monthly fee on traded assets equal to a 2% annual rate). In addition, Eclipse earns a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Eclipse) as compared to 15% paid to TSA. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills which are often used to fulfill margin requirements. U.S. Treasury bills are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

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

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. Effective August 1, 1998, the Partnership pays PSI commissions at a flat rate of .6666% per month (8% annualized) of the Partnership's NAV as of the first day of each month. Prior to August 1998, the Partnership paid commissions at a flat rate of .7083% per month (8.5% annualized).

Management and incentive fees

   The Partnership pays Eclipse, Gaiacorp, and Trendlogic monthly management fees equal to 1/6 of 1% (2% annualized) of the portion of the Partnership's NAV allocated to each Trading Manager as of the end of each month. The Partnership pays Welton monthly management fees ranging from 1/6 of 1% (2% annualized) to 1/3 of 1% (4% annualized) of its allocated portion of the Partnership's NAV as of the end of each month.

   In addition, the Partnership pays Eclipse and Gaiacorp a quarterly incentive fee equal to 20%, Trendlogic 17.5% and Welton 15% to 20% of the New High Net Trading Profits (as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager).

   See Note A for further information concerning changes in Trading Managers during the two years ended December 31, 1998 which has resulted in changes to management fees and incentive fees during 1998 and a change to incentive fees during 1997.

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

   The costs incurred for the three years ended December 31, 1998 were:

                                            1998           1997           1996
                                         ----------     ----------     ----------
Commissions                              $2,208,844     $2,602,752     $2,566,587
General and administrative                   69,689         86,018         87,997
                                         ----------     ----------     ----------
                                         $2,278,533     $2,688,770     $2,654,584
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Managers, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market position of the Partnership.

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the three years ended December 31, 1998:

                                                     1998            1997           1996
                                                  -----------     ----------     ----------
Net income (loss) per financial statements        $(2,564,349)    $3,308,428     $5,247,292
Change in unrealized gain/loss on nonregulated
  commodity positions                                 153,409        263,932       (216,909)
                                                  -----------     ----------     ----------
Tax basis net income (loss)                       $(2,410,940)    $3,572,360     $5,030,383
                                                  -----------     ----------     ----------
                                                  -----------     ----------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1998, such segregated assets totalled $18,024,934. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $7,005,960 at December 31, 1998. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1998, the Partnership's open futures, forward and option contracts mature within six months.

   At December 31, 1998 and 1997, gross contract amounts of open futures, forward and options contracts are:

                                                                       1998              1997
                                                                    -----------      ------------
     Currency Forward Contracts:
       Commitments to purchase                                      $22,873,426      $    318,066
       Commitments to sell                                          34,657,512         24,765,572

     Currency Futures and Options Contracts:
       Commitments to purchase                                       5,856,239          1,232,952
       Commitments to sell                                           6,186,805          4,626,480

     Financial Futures and Options Contracts:
       Commitments to purchase                                      64,800,054        183,537,088
       Commitments to sell                                          63,817,191        126,817,265

     Other Futures and Options Contracts:
       Commitments to purchase                                          67,482          2,876,350
       Commitments to sell                                           5,956,997         14,809,027

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

   At December 31, 1998 and 1997, the fair value of open futures, forward and options contracts was:

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  182,195    $   (10,003)   $  178,094     $  (4,700)
     Currencies                               163,687        (80,275)       41,016        (6,677)
     Other                                    105,886        (31,160)    1,020,252        (1,810)
  Foreign exchanges
     Financial                                640,142        (45,819)      493,686      (229,030)
     Other                                     61,678        (98,026)      170,110        (4,500)
Forward Contracts:
     Currencies                               445,954       (746,397)      374,665      (446,422)
Options Contracts:
  Domestic exchanges
     Financial                                     --         (2,046)           --        (3,600)
     Currencies                                    --         (7,150)           --            --
     Other                                         --         (1,733)           --            --
                                           ----------    -----------    ----------    -----------
                                           $1,599,542    $(1,022,609)   $2,277,823     $(696,739)
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures, forward and options contracts during the years ended December 31, 1998 and 1997, respectively.

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  183,434     $ (36,878)    $  253,723     $ (32,496)
     Currencies                               139,493       (34,466)       222,701       (35,346)
     Other                                    179,925       (50,069)       338,062       (21,850)
  Foreign exchanges
     Financial                                612,348      (108,534)       917,265      (112,232)
     Other                                     57,838       (80,330)        39,112       (18,236)
Forward Contracts:
     Currencies                               227,693      (620,391)       669,467      (591,182)
Options Contracts:
  Domestic exchanges
     Financial                                     --       (18,606)            --       (20,186)
     Currencies                                    --        (4,040)         1,969       (32,900)
     Other                                         --        (4,499)        14,323        (2,642)
  Foreign exchanges
     Financial                                     --           (69)         3,441        (4,528)
                                           ----------    -----------    ----------    -----------
                                           $1,400,731     $(957,882)    $2,460,063     $(871,598)
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the trading revenues from futures, forward and options contracts during the three years ended December 31, 1998:

                                        1998            1997           1996
                                     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Financial                       $   849,120     $  574,788     $   222,713
     Currencies                          116,940        102,452         831,840
     Other                            (1,336,822)     1,699,643       1,245,429
  Foreign exchanges
     Financial                         1,983,641      2,972,822       4,029,715
     Other                              (151,461)       217,780         (16,314)
Forward Contracts:
     Currencies                       (1,890,440)       660,518       2,205,953
Options Contracts:
  Domestic exchanges
     Financial                           111,046         40,668          27,225
     Currencies                            5,851        110,600         100,225
     Other                               (22,135)        98,356          10,749
  Foreign exchanges
     Financial                             1,795        (71,893)        (11,529)
                                     -----------     ----------     -----------
                                     $  (332,465)    $6,405,734     $ 8,646,006
                                     -----------     ----------     -----------
                                     -----------     ----------     -----------

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

   At December 31, 1998, 100% of the Partnership's total net assets (the 'Net Asset Value') was allocated to commodities trading. A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 78% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forwards and options contracts.

   Redemptions by limited partners and General Partner for the year ended December 31, 1998 were $4,604,928 and $46,669, respectively. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 1998 totalled $122,922,116 and $1,787,699, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

   Effective September 1, 1998, all assets previously managed by John W. Henry & Company, Inc. (the 'Reallocated Assets') were reallocated to Welton, Eclipse and to two trading managers new to the Partnership--Gaiacorp and Trendlogic--so that each Trading Manager began managing approximately 27% of the Partnership's assets, except for Trendlogic, which began managing approximately 19%. The Trading Managers receive monthly management fees on their portion of the Reallocated Assets equal to a 2% annual rate as compared to the 4% annual rate paid to John W. Henry & Company, Inc. The Trading Managers earn a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Registrant, the General Partner and each respective Trading Manager) on the Reallocated Assets, except for Trendlogic whose quarterly incentive fee rate is 17.5%. John W. Henry & Company, Inc. received quarterly incentive fees at a 15% rate.

Results of Operations

   The net asset value per Unit as of December 31, 1998 was $240.34, a decrease of 7.44% from the December 31, 1997 net asset value per Unit of $259.66, which was an increase of 11.40% from the December 31, 1996 net asset value per Unit of $233.09. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 281 and 315 futures funds in 1998 and 1997, returned 6.57% and 9.34%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership had an unprofitable 1998 with losses sustained in the currency, metal, index, energy, grain, and soft sectors. Mitigating losses were profits in the financial and meat sectors.

   Lack of any discernable trends drove losses in the currency sector. In January, investor optimism over efforts to revive ailing Asian economies boosted the Japanese yen against the U.S. dollar. However, shifting investor sentiment regarding Asian economies in February caused losses, particularly in Japanese yen positions. In June, investors fled to the safety of the British pound as the result of Russian and Japanese turmoil causing losses for the Partnership. The second half of 1998 brought little opportunity for profit as significant market trends failed to develop.

   Negative performance in the metal sector resulted from changing market direction, with gold positions experiencing the biggest losses. As the year opened, the Partnership incurred losses as gold prices reversed in January. Then in March, short gold positions lost value as a strong housing report renewed fears of inflation in the U.S., thus generating interest in gold as a hedge against inflation. The market reversed again in April as investors sold gold on a strengthening bond market. Gold prices continued to fall through July, rebounding in August and September as global stock markets fell and investors moved to the 'safety' of gold. The year ended with another reversal in gold when tensions in the Middle East caused prices to fall.

   The Partnership profited from positions in the financial sector, which provided various opportunities throughout the year. In January, reduced inflation worries benefited European bond markets and consequently the Partnership. Rising concerns in the third quarter regarding the soundness of Japanese banks and the devaluation of the Russian ruble drove investors out of stocks and back into bonds, generating profits for U.S. and European bond positions. In the fourth quarter, short Japanese government bond positions gained amid indications of a substantial reduction in local demand and potential increased supply as the government proposed financing the economic stimulus package with debt.

   Interest income is earned on the Partnership's investment in U.S. Treasury bills and varies monthly according to interest rates, trading performance, and redemptions. Interest income from U.S. Treasury bills decreased by approximately $233,000 for the year ended December 31, 1998 compared to 1997 due to fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during 1998, and a decline in interest rates during 1998. Interest income from U.S. Treasury bills increased by approximately $105,000 for the year ended December 31, 1997 compared to 1996 primarily due to an increase in funds available for investment in U.S. Treasury bills following a strong 1996 fourth quarter and a profitable 1997 year.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by approximately $394,000 for the year ended December 31, 1998 as compared to 1997 principally due to the effect of weak trading performance during 1998 and redemptions on the monthly Net Asset Values as well as a reduction in the commission rate from 8.5% to 8% during August 1998. Commissions increased by approximately $36,000 for the year ended December 31, 1997 as compared to 1996 principally reflecting the effect of strong trading performance during the last quarter of 1996 and throughout 1997 on monthly Net Asset Values offset, in part, by redemptions.

   All trading decisions are currently being made by Welton, Eclipse, Trendlogic and Gaiacorp. Effective September 1, 1998, the General Partner reallocated assets previously managed by John W. Henry & Company, Inc. as further discussed in Liquidity and Capital Resources above. Management fees are calculated on the Partnership's Net Asset Value allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $293,000 for the year ended December 31, 1998 as compared to 1997, but increased by approximately $22,000 for the year ended December 31, 1997 as compared to 1996 due to fluctuations in monthly Net Asset Values as described in the discussion on commissions above. The 1998 versus 1997 decrease was also caused by a reduction in the management fee rate on Reallocated Assets as further discussed in Liquidity and Capital Resources above.

   Incentive fees are based on the New High Net Trading Profits generated by each Trading Manager, as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager. Despite overall Partnership trading losses, Welton and Trendlogic each generated sufficient trading profits during 1998 to earn incentive fees of approximately $22,000 and $5,000, respectively. During 1997, John W. Henry & Company, Inc. ('JWH'), Welton, and Eclipse earned incentive fees of approximately $273,000, $50,000 and $110,000, respectively. During 1996, JWH and Analytic/TSA Capital Management earned incentive fees of approximately $657,000 and $48,000, respectively. See Liquidity and Capital Resources above for information concerning changes to incentive fee rates during 1998.

   General and administrative expenses decreased by approximately $6,000 for the year ended December 31, 1998 as compared to 1997, but increased by approximately $17,000 for the year ended December 31, 1997 as compared to 1996. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

Year 2000 Risk

   Investment funds, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer systems in use today cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. This is commonly known as the 'Year 2000 Problem.' The Partnership could be adversely affected if computer systems used by it or any third party with whom it has a material relationship do not properly perform date comparisons and calculations concerning dates on or after January 1, 2000, which in turn could have a negative impact on the handling or determination of trades and prices and the services provided to the Partnership.

   The Partnership has engaged third parties to perform primarily all of the services it needs. Accordingly, the Partnership's Year 2000 problems, if any, are not its own but those that center around the ability of the General Partner, Prudential Securities Incorporated, its Trading Managers and any other third party with whom the Partnership has a material relationship (individually, as 'Service Provider,' and collectively, the 'Service Providers') to address and correct problems that may cause their systems not to function as intended as a result of the Year 2000 Problem.

   The Partnership has received assurances from its General Partner and Prudential Securities Incorporated that they anticipate being able to continue their operations without any material adverse impact from the Year 2000 Problem. Although other Service Providers, such as the Partnership's Trading Managers, have not made similar representations to the Partnership, the Partnership has no reason to believe that these Service Providers will not take steps necessary to avoid any material adverse impact on the Partnership, though there can be no assurance that this will be the case. The costs or consequences of incomplete or untimely resolution of the Year 2000 Problem by the Service Providers, or by governments, exchanges, clearing houses, regulators, banks and other third parties, are unknown to the Partnership at this time, but could have a material adverse impact on the operations of the Partnership. The General Partner will promptly notify the Partnership's limited partners in the event it determines that the Year 2000 Problem will have a material adverse impact on the Partnership's operations.

   The Partnership has considered various alternatives as a contingency plan. If the Year 2000 Problems are systemic, for example, the federal government, the banking system, exchanges or utilities are affected materially, there may be no adequate contingency plan for the Partnership to follow other than to suspend operations. If the Year 2000 Problems are related to one or more of the other Service Providers selected by the Partnership, the Partnership believes that each such Service Provider is prepared to address any Year 2000 Problems which arise that could have a material adverse impact on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1998.

--------------------------------------------------------------------------------

   I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund 2, L.P. is accurate and complete.

      PRUDENTIAL SECURITIES FUTURES
     MANAGEMENT INC.
     (General Partner)

by: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1998 was $73.

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