Form 10-K, Exhibit 13
period 1999-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 2000-03-30
CIK 851786

                                                           1999
--------------------------------------------------------------------------------
Prudential-Bache                                           Annual
Capital Return Futures                                     Report
Fund 2, L.P.

                      LETTER TO LIMITED PARTNERS FOR
              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.

PricewaterhouseCoopers LLP (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910

                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. at December 31, 1999 and 1998, and the results of its operations for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

    January 28, 2000

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1999           1998
--------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $ 4,573,677    $ 4,870,709
U.S. Treasury bills, at amortized cost                                   14,715,473     19,282,809
Net unrealized gain on open futures and options contracts                   582,280        896,734
Net premium on options                                                       83,238        (19,358)
                                                                        -----------    -----------
Total assets                                                            $19,954,668    $25,030,894
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   935,402    $   566,962
Accrued expenses payable                                                     60,689         56,959
Net unrealized loss on open forward contracts                                59,834        300,443
Due to affiliates                                                            40,762         11,263
Management fees payable                                                      34,924         44,165
Incentive fees payable                                                           --         19,484
                                                                        -----------    -----------
Total liabilities                                                         1,131,611        999,276
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (81,738 and 98,989 units outstanding)                   18,634,742     23,791,274
General partner (826 and 1,000 units outstanding)                           188,315        240,344
                                                                        -----------    -----------
Total partners' capital                                                  18,823,057     24,031,618
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $19,954,668    $25,030,894
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit ('Units')      $    227.98    $    240.34
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         1999               1998               1997
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions           $   800,974        $   669,325        $ 5,486,720
Change in net unrealized gain/loss on open
  commodity positions                                     (73,845)        (1,001,790)           919,014
Interest from U.S. Treasury bills                         763,868            986,548          1,219,506
                                                    ---------------    ---------------    ---------------
                                                        1,490,997            654,083          7,625,240
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                             1,766,009          2,208,844          2,602,752
Management fees                                           467,596            831,579          1,124,398
Incentive fees                                            180,115             27,241            433,379
General and administrative                                154,909            150,768            156,283
                                                    ---------------    ---------------    ---------------
                                                        2,568,629          3,218,432          4,316,812
                                                    ---------------    ---------------    ---------------
Net income (loss)                                     $(1,077,632)       $(2,564,349)       $ 3,308,428
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                      $(1,066,852)       $(2,538,726)       $ 3,275,346
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                       $   (10,780)       $   (25,623)       $    33,082
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average
  limited and general partnership unit                $    (11.57)       $    (22.84)       $     25.75
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                    93,100            112,273            128,507
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1996           133,028    $30,696,788     $   310,239     $31,007,027
Net income                                       --         3,275,346          33,082       3,308,428
Redemptions                                   (12,689)     (3,037,206)        (30,685)     (3,067,891)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1997           120,339     30,934,928         312,636      31,247,564
Net loss                                         --        (2,538,726)        (25,623)     (2,564,349)
Redemptions                                   (20,350)     (4,604,928)        (46,669)     (4,651,597)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1998            99,989     23,791,274         240,344      24,031,618
Net loss                                         --        (1,066,852)        (10,780)     (1,077,632)
Redemptions                                   (17,425)     (4,089,680)        (41,249)     (4,130,929)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1999            82,564    $18,634,742     $   188,315     $18,823,057
                                              --------    -----------     -----------     -----------
                                              --------    -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                                       4

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

   All trading decisions for the Partnership are currently being made by Welton Investment Corporation ('Welton'), Eclipse Capital Management, Inc. ('Eclipse'), Gaiacorp Ireland Limited ('Gaiacorp') and Trendlogic Associates, Inc. ('Trendlogic'), independent commodity trading managers (collectively, the 'Trading Managers'). Effective September 1, 1998, all assets previously managed by John W. Henry & Company, Inc. (the 'Reallocated Assets') were reallocated to Welton, Eclipse and to two trading managers new to the Partnership--Gaiacorp and Trendlogic--so that each Trading Manager began managing approximately 27% of the Partnership's assets, except for Trendlogic, which began managing approximately 19%. The Trading Managers receive monthly management fees on their portion of the Reallocated Assets equal to a 2% annual rate as compared to the 4% annual rate paid to John W. Henry & Company, Inc. The Trading Managers earn a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and each respective Trading Manager) on the Reallocated Assets, except for Trendlogic whose quarterly incentive fee rate is 17.5%. John W. Henry & Company, Inc. received quarterly incentive fees at a 15% rate. Eclipse replaced Analytic/TSA Capital Management ('TSA') as a trading manager effective July 1, 1997. Eclipse receives management fees at the same rate as did TSA (a monthly fee on traded assets equal to a 2% annual rate). In addition, Eclipse earns a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Eclipse) as compared to 15% paid to TSA. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of the Partnership are prepared in accordance with generally accepted accounting principles.

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

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

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

Management and incentive fees

   The Partnership pays Eclipse, Gaiacorp, and Trendlogic monthly management fees equal to 1/6 of 1% (2% annualized) of the portion of the Partnership's NAV allocated to each of these Trading Managers as of the end of each month. The Partnership pays Welton monthly management fees ranging from 1/6 of 1% (2% annualized) to 1/3 of 1% (4% annualized) of its allocated portion of the Partnership's NAV as of the end of each month.

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services.

   The costs incurred for the three years ended December 31, 1999 were:

                                            1999           1998           1997
                                         ----------     ----------     ----------
Commissions                              $1,766,009     $2,208,844     $2,602,752
General and administrative                   68,070         69,689         86,018
                                         ----------     ----------     ----------
                                         $1,834,079     $2,278,533     $2,688,770
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI, or for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the three years ended December 31, 1999:

                                                     1999            1998            1997
                                                  -----------     -----------     ----------
Net income (loss) per financial statements        $(1,077,632)    $(2,564,349)    $3,308,428
Change in unrealized gain/loss on nonregulated
  commodity positions                                (336,198)        153,409        263,932
                                                  -----------     -----------     ----------
Tax basis net income (loss)                       $(1,413,830)    $(2,410,940)    $3,572,360
                                                  -----------     -----------     ----------
                                                  -----------     -----------     ----------

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to: executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker), limiting the amount of margin or premium required for any one commodity or all commodities combined, and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to each Advisory Agreement among the Partnership, the General Partner and each Trading Manager, the General Partner shall automatically terminate a Trading Manager if the NAV allocated to the Trading Manager declines by 33 1/3% since the commencement of its trading activities or from the value at the beginning of any year (except for Welton for which automatic termination relates only to a decline from the commencement of trading activities). Futhermore, the Amended and Restated Agreement of Limited Partnership provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interest of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1999, such segregated assets totalled $15,639,452. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $4,315,216 at December 31, 1999. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1999, the Partnership's open futures, forward and options contracts mature within six months.

   Gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures, forward or options contract). Gross contract amounts significantly exceed future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures, forward and options contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1998, gross contract amounts of open futures, forward and options contracts were:

                                                                            1998
                                                                         -----------
                 Currency Forwards:
                   Commitments to purchase                               $22,873,426
                   Commitments to sell                                   34,657,512

                 Currency Futures and Options:
                   Commitments to purchase                                5,856,239
                   Commitments to sell                                    6,186,805

                 Interest Rate Futures and Options:
                   Commitments to purchase                               60,131,094
                   Commitments to sell                                   62,618,266

                 Stock Index Futures:
                   Commitments to purchase                                4,668,960
                   Commitments to sell                                    1,198,925

                 Commodity Futures and Options:
                   Commitments to purchase                                   67,482
                   Commitments to sell                                    5,956,997

   At December 31, 1999 and 1998, the fair value of open futures, forward and options contracts was:

                                                     1999                         1998
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Interest rates                        $   78,005    $        --    $    9,795    $    (8,953)
     Stock indices                             75,245         (5,420)      172,400         (1,050)
     Currencies                                76,089        (30,830)      163,687        (80,275)
     Commodities                               52,327        (24,170)      105,886        (31,160)
  Foreign exchanges
     Interest rates                           116,588         (1,038)      574,781        (39,674)
     Stock indices                             81,199         (1,899)       65,361         (6,145)
     Commodities                              168,686        (26,889)       61,678        (98,026)
Forward Contracts:
     Currencies                                14,912        (74,746)      445,954       (746,397)
Options Contracts:
  Domestic exchanges
     Interest rates                                --             --            --         (2,046)
     Stock indices                             95,700             --            --             --
     Currencies                                    --             --            --         (7,150)
     Commodities                               13,050         (1,125)           --         (1,733)
                                           ----------    -----------    ----------    -----------
                                           $  771,801    $   166,117    $1,599,542    $(1,022,609)
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following tables present the average fair value of futures, forward and options contracts during the year ended December 31, 1998 and the trading revenues from futures, forward and options contracts during each of the two years in the period ended December 31, 1998:

                                               Average Fair Value             Trading Revenues
                                           --------------------------     -------------------------
                                             Assets      Liabilities         1998           1997
                                           ----------    ------------     -----------    ----------
Futures Contracts:
  Domestic exchanges
     Interest rates                        $  156,764     $   (36,630)    $   597,370    $  397,275
     Stock indices                             26,670            (248)        251,750       177,513
     Currencies                               139,493         (34,466)        116,940       102,452
     Commodities                              179,925         (50,069)     (1,336,822)    1,699,643
  Foreign exchanges
     Interest rates                           552,515         (80,788)      2,605,329     1,902,280
     Stock indices                             59,833         (27,746)       (621,688)    1,070,542
     Commodities                               57,838         (80,330)       (151,461)      217,780
Forward Contracts:
     Currencies                               227,693        (620,391)     (1,890,440)      660,518
Options Contracts:
  Domestic exchanges
     Interest rates                                --          (1,846)        102,312        30,772
     Stock indices                                 --         (16,760)          8,734         9,896
     Currencies                                    --          (4,040)          5,851       110,600
     Commodities                                   --          (4,499)        (22,135)       98,356
  Foreign exchanges
     Interest rates                                --              --              --       (73,581)
     Stock indices                                 --             (69)          1,795         1,688
                                           ----------    ------------     -----------    ----------
                                           $1,400,731     $  (957,882)    $  (332,465)   $6,405,734
                                           ----------    ------------     -----------    ----------
                                           ----------    ------------     -----------    ----------

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

Liquidity and Capital Resources

   The Partnership commenced trading operations on October 6, 1989 with gross proceeds of $101,010,000. After accounting for organizational and offering costs, the Partnership's net proceeds were $99,010,000.

   At December 31, 1999, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 74% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Managers to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and utilizing stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners and the General Partner for the year ended December 31, 1999 were $4,089,680 and $41,249, respectively. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 1999 totalled $127,011,796 and $1,828,948, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1999 was $227.98, a decrease of 5.14% from the December 31, 1998 net asset value per Unit of $240.34, which was a decrease of 7.44% from the December 31, 1997 net asset value per Unit of $259.66. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 317 and 281 futures funds in 1999 and 1998, returned gains of 1.48% and 6.81%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership's negative return for 1999 was attributed to losses in the metal, soft, and financial sectors. Mitigating these losses were gains recorded in the currency, energy, index, grain, and meat sectors.

   The metal sector contributed substantial losses, particularly from silver, copper, and zinc. The Partnership incurred the majority of these losses in the second quarter as these markets experienced extreme volatility. Zinc prices, for example, consolidated within a 250 point range. As a result of this broad congestion pattern, zinc exhibited choppy trade action with no trend. Additionally, copper rallied sharply in the second quarter following announcements that two major corporations would significantly cut copper output. Short copper positions incurred losses.

   During the second quarter, losses from long cotton positions were experienced in the soft sector as cotton prices fell. Coffee prices plummeted as seasonably warm weather in Brazil reduced the likelihood that a winter freeze would damage this vulnerable crop, thus promising ample supplies. In the fourth quarter, the Partnership incurred losses as coffee markets experienced volatility with no trends materializing.

   Trading in the currency sector profited the Partnership in three of the four quarters of 1999. First and second quarter profits were the result of a strong U.S. dollar against European currencies. In the second quarter, the Swiss franc fell, profiting the Partnership, as it lost its safe haven attraction as the war ended in Kosovo and lost value versus the U.S. dollar when the Federal Reserve increased U.S. interest rates by 0.25%. Weakness in the euro continued due to deteriorating confidence in that currency and Italy's possible retraction from the European Economic Union. Consequently, the European Central Bank was rumored to be considering an interest rate increase. Short euro and Swiss franc positions added gains. Long Japanese yen positions added profits in the third quarter. The yen continued to appreciate in value in light of threatened intervention by the Bank of Japan. Spurred by higher growth expectations and a strong stock market, the yen reached levels in August not seen since its last big rally in 1996.

   Long positions in the energy sector provided profits in the first, second, and third quarters. OPEC production cuts drove the rally in crude oil and derivative products throughout most of the year. Also boosting the rise in crude oil were high energy demand due to an unusually hot June and threat of a Venezuelan oil workers strike in the third quarter.

   An overall rising global stock market led to profits in the index sector during the second and fourth quarters. The Nikkei Dow recorded a low of 13050 in the first week of January, but proceeded to accelerate up to 18455 within the last two weeks of June. Capital flows out of the U.S. market and into the Asian region helped to drive this move under the perception that the Asian economies had formed a base from which to improve. Consequently, long Nikkei Dow and SFE (Australia) index positions recorded gains. During the fourth quarter, long S&P 500 and NASDAQ index positions profited the Partnership as these markets reached historical highs. Additionally, Hong Kong's Hang Seng index rose following a breakthrough in negotiations regarding China's entry into the World Trade Organization. This market also rallied when an anticipated Hong Kong interest rate increase failed to materialize. As a result, long Hang Seng stock index positions generated gains.

   Interest income is earned on the Partnership's investment in U.S. Treasury bills and varies monthly according to interest rates as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by approximately $223,000 during 1999 compared to 1998 and decreased $233,000 during 1998 as compared to 1997 due to fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance in 1999 and 1998, and lower overall interest rates in 1999 versus 1998 and 1998 versus 1997.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by approximately $443,000 during 1999 as compared to 1998 and decreased by $394,000 during 1998 as compared to 1997 principally due to the effect of weak trading performance in 1999 and 1998 and redemptions on the monthly net asset values as well as a reduction in the commission rate from 8.5% to 8% during August 1998.

   All trading decisions are currently being made by Welton, Eclipse, Trendlogic and Gaiacorp. Management fees are calculated on the portion of the Partnership's net asset value allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $364,000 during 1999 as compared to 1998, and decreased by $293,000 during 1998 as compared to 1997 due to fluctuations in monthly net asset values as described in the discussion on commissions above. These declines were also caused by a reduction in the management fee rate from a 4% annual rate to a 2% annual rate on the portion of net assets that were reallocated from John W. Henry & Company, Inc. to the current Trading Managers effective September 1, 1998.

   Incentive fees are based on the New High Net Trading Profits generated by each Trading Manager, as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager. Despite overall Partnership trading losses during 1999 and 1998, Eclipse generated sufficient trading profits during 1999 to earn incentive fees of approximately $180,000 and during 1998, Welton and Trendlogic earned incentive fees of approximately $22,000 and $5,000, respectively. During 1997, John W. Henry & Company, Inc., Welton, and Eclipse earned incentive fees of approximately $273,000, $50,000 and $110,000, respectively.

   General and administrative expenses remained relatively constant throughout the three years ended December 31, 1999. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Year 2000 Risk

   The arrival of year 2000 was much anticipated and raised serious concerns about whether or not computer systems around the world would continue to function properly and the degree of 'Year 2000 Problems' that would have to be resolved.

   The Partnership engages third parties to perform primarily all of the services it needs and also relies on other third parties such as governments, exchanges, clearinghouses, vendors and banks. The Partnership has not experienced any material adverse impact on operations related to Year 2000 Problems. While the Partnership believes that it has mitigated its Year 2000 risk, the Partnership cannot guarantee that an as yet unknown Year 2000 failure will not have a material adverse effect on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1999.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1999 was $71.

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