Form 10-K, Exhibit 13
period 2000-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 2001-03-29
CIK 851786

                                                           2000
--------------------------------------------------------------------------------
Prudential-Bache                                           Annual
Capital Return Futures                                     Report
Fund 2, L.P.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.

                                                                      March 2001

Letter to Limited Partners

PricewaterhouseCoopers LLP (LOGO)

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

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. at December 31, 2000 and 1999, and the results of its operations for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 26, 2001

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           2000           1999
--------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $ 2,989,531    $ 4,573,677
U.S. Treasury bills, at amortized cost                                    9,890,040     14,715,473
Net unrealized gain on open futures and options contracts                 1,179,039        582,280
Net unrealized gain on open forward contracts                               265,456             --
Net premiums (received) paid on options                                      (7,506)        83,238
                                                                        -----------    -----------
Total assets                                                            $14,316,560    $19,954,668
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   473,514    $   935,402
Due to affiliates                                                            74,303         40,762
Accrued expenses payable                                                     57,254         60,689
Management fees payable                                                      24,772         34,924
Net unrealized loss on open forward contracts                                    --         59,834
                                                                        -----------    -----------
Total liabilities                                                           629,843      1,131,611
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (60,808 and 81,738 units outstanding)                   13,549,677     18,634,742
General partner (615 and 826 units outstanding)                             137,040        188,315
                                                                        -----------    -----------
Total partners' capital                                                  13,686,717     18,823,057
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $14,316,560    $19,954,668
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit ('Units')      $    222.83    $    227.98
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         2000               1999               1998
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity
  transactions                                        $  (623,699)       $   800,974        $   669,325
Change in net unrealized gain/loss on open
  commodity positions                                     922,049            (73,845)        (1,001,790)
Interest from U.S. Treasury bills                         640,450            763,868            986,548
                                                    ---------------    ---------------    ---------------
                                                          938,800          1,490,997            654,083
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                             1,201,445          1,766,009          2,208,844
Management fees                                           315,641            467,596            831,579
Incentive fees                                                 --            180,115             27,241
General and administrative                                134,148            154,909            150,768
                                                    ---------------    ---------------    ---------------
                                                        1,651,234          2,568,629          3,218,432
                                                    ---------------    ---------------    ---------------
Net loss                                              $  (712,434)       $(1,077,632)       $(2,564,349)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET LOSS
Limited partners                                      $  (705,313)       $(1,066,852)       $(2,538,726)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                       $    (7,121)       $   (10,780)       $   (25,623)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET LOSS PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net loss per weighted average
  limited and general partnership unit                $     (9.95)       $    (11.57)       $    (22.84)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                    71,580             93,100            112,273
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1997           120,339    $30,934,928     $   312,636     $31,247,564
Net loss                                                   (2,538,726)        (25,623)     (2,564,349)
Redemptions                                   (20,350)     (4,604,928)        (46,669)     (4,651,597)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1998            99,989     23,791,274         240,344      24,031,618
Net loss                                                   (1,066,852)        (10,780)     (1,077,632)
Redemptions                                   (17,425)     (4,089,680)        (41,249)     (4,130,929)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1999            82,564     18,634,742         188,315      18,823,057
Net loss                                                     (705,313)         (7,121)       (712,434)
Redemptions                                   (21,141)     (4,379,752)        (44,154)     (4,423,906)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 2000            61,423    $13,549,677     $   137,040     $13,686,717
                                              --------    -----------     -----------     -----------
                                              --------    -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 2, L.P. (the 'Partnership') is a Delaware limited partnership formed on June 8, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 6, 1989, the Partnership completed its offering having raised $101,010,000 from the sale of 1,000,000 units of limited partnership interest and 10,100 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. Physical commodities may also be traded from time to time. The general partner of the Partnership is Prudential Securities Futures Management Inc. (the 'General Partner'), a wholly owned subsidiary of Prudential Securities Incorporated ('PSI') which, in turn, is a wholly owned subsidiary of Prudential Securities Group Inc. PSI was the principal underwriter of the Units and is the commodity broker. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value ('NAV') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of NAV is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership are currently being made by Welton Investment Corporation ('Welton'), Eclipse Capital Management, Inc. ('Eclipse'), Appleton Capital Management (formerly known as Gaiacorp Ireland Limited) ('Appleton') and Trendlogic Associates, Inc. ('Trendlogic'), independent commodity trading managers (collectively, the 'Trading Managers'). Effective September 1, 1998, all assets previously managed by John W. Henry & Company, Inc. (the 'Reallocated Assets') were reallocated to Welton, Eclipse and to two trading managers new to the Partnership--Appleton and Trendlogic--so that each Trading Manager began managing approximately 27% of the Partnership's assets, except for Trendlogic, which began managing approximately 19%. The Trading Managers receive monthly management fees on their portion of the Reallocated Assets equal to a 2% annual rate as compared to the 4% annual rate paid to John
W. Henry & Company, Inc. The Trading Managers earn a quarterly incentive fee equal to 20% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and each respective Trading Manager) on the Reallocated Assets, except for Trendlogic whose quarterly incentive fee rate is 17.5%. John W. Henry & Company, Inc. received quarterly incentive fees at a 15% rate. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

Profit and loss allocations, distributions and redemptions

   Net income or loss for tax purposes shall generally be allocated first to partners who redeem Units to the extent the redeemed amount is greater than or less than those partners' tax capital accounts at the beginning of the year. Net income or loss remaining after these allocations are allocated to each partner in proportion to such partner's tax capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 2000, the Financial Accounting Standards Board ('FASB') issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ('SFAS 138'), which became effective for the Partnership on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SAFS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. Effective August 1, 1998, the Partnership pays PSI commissions at a flat rate of .6666% per month (8% annually) of the Partnership's NAV as of the first day of each month. Prior to August 1998, the Partnership paid commissions at a flat rate of .7083% per month (8.5% annually).

Management and incentive fees

   The Partnership pays Eclipse, Appleton, and Trendlogic monthly management fees equal to 1/6 of 1% (2% annually) of the portion of the Partnership's NAV allocated to each of these Trading Managers as of the end of each month. The Partnership pays Welton monthly management fees ranging from 1/6 of 1% (2% annually) to 1/3 of 1% (4% annually) of its allocated portion of the Partnership's NAV as of the end of each month.

   In addition, the Partnership pays Eclipse and Appleton a quarterly incentive fee equal to 20%, Trendlogic 17.5% and Welton 15% to 20% of the 'New High Net Trading Profits' (as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager).

   See Note A for further information concerning changes in Trading Managers which has resulted in changes to management fees and incentive fees since the changes took effect on September 1, 1998.

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

   The costs incurred for the three years ended December 31, 2000 were:

                                            2000           1999           1998
                                         ----------     ----------     ----------
Commissions                              $1,201,445     $1,766,009     $2,208,844
General and administrative                   70,441         68,070         69,689
                                         ----------     ----------     ----------
                                         $1,271,886     $1,834,079     $2,278,533
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI, or for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Managers, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market positions of the Partnership.

E. Income Taxes

   The following is a reconciliation of net loss for financial reporting purposes to net loss for tax reporting purposes for the three years ended December 31, 2000:

                                                    2000           1999            1998
                                                  ---------     -----------     -----------
Net loss for financial reporting purposes         $(712,434)    $(1,077,632)    $(2,564,349)
Change in unrealized gain/loss on nonregulated
  commodity positions                               220,221        (336,198)        153,409
                                                  ---------     -----------     -----------
Tax basis net loss                                $(492,213)    $(1,413,830)    $(2,410,940)
                                                  ---------     -----------     -----------
                                                  ---------     -----------     -----------

   The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Derivative Instruments and Associated Risks

   The Partnership is exposed to various types of risk associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of the Partnership's investment activities (credit risk).

Market risk

   Trading in futures and forward (including foreign exchange transactions) contracts involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership's net assets being traded, significantly exceeds the Partnership's future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

   Trading in options involves the payment or receipt of a premium and the corresponding right or obligation, as the case may be, to either purchase or sell the underlying commodity for a specified price during a limited period of time. Purchasing options involves the risk that the underlying commodity does not change price as expected, so that the option expires worthless and the premium is lost. On the other hand, selling options involves unlimited risk because the Partnership is exposed to the potentially unlimited price movement in the underlying commodity.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments the Partnership holds and the liquidity and inherent volatility of the markets in which the Partnership trades.

Credit risk

   When entering into futures, forward and options contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures and options contracts traded in the United States and on most foreign futures and options exchanges is the clearinghouse associated with such exchanges. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the nonperformance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, the sole counterparty to the Partnership's forward transactions is PSI, the Partnership's commodity broker. The Partnership has entered into a master netting agreement with PSI and, as a result, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty nonperformance of all of the Partnership's contracts is the net unrealized gain (plus premiums paid on options) included in the statements of financial condition. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to: executing and clearing all trades with creditworthy counterparties, limiting the amount of margin or premium required for any one commodity or all commodities combined, and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to each Advisory Agreement among the Partnership, the General Partner and each Trading Manager, the General Partner shall automatically terminate a Trading Manager if the NAV allocated to the Trading Manager declines by 33 1/3% since the commencement of its trading activities or from the value at the beginning of any year (except for Welton for which automatic termination relates only to a decline from the commencement of trading activities). Futhermore, the Amended and Restated Agreement of Limited Partnership provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 2000, such segregated assets totalled $10,442,041. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $3,609,063 at December 31, 2000. There are no segregation requirements for assets related to forward trading.

   As of December 31, 2000, the Partnership's open futures, forward and options contracts mature within nine months.

   At December 31, 2000 and 1999, the fair value of open futures, forward and options contracts was:

                                                     2000                        1999
                                           -------------------------    -----------------------
                                             Assets      Liabilities     Assets     Liabilities
                                           ----------    -----------    --------    -----------
Futures Contracts:
  Domestic exchanges
     Interest rates                        $  342,034     $      --     $ 78,005     $      --
     Stock indices                              9,940            --       75,245         5,420
     Currencies                               524,721         4,640       76,089        30,830
     Commodities                               77,160        25,700       52,327        24,170
  Foreign exchanges
     Interest rates                           259,017           493      116,588         1,038
     Stock indices                             46,489            --       81,199         1,899
     Commodities                                9,819        62,840      168,686        26,889
Forward Contracts:
     Currencies                               436,854       171,398       14,912        74,746
Options Contracts:
  Domestic exchanges
     Interest rates                                --         1,219           --            --
     Stock indices                                 --            --       95,700            --
     Currencies                                    --         1,875           --            --
     Commodities                                   --           880       13,050         1,125
                                           ----------    -----------    --------    -----------
                                           $1,706,034     $ 269,045     $771,801     $ 166,117
                                           ----------    -----------    --------    -----------
                                           ----------    -----------    --------    -----------

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

   At December 31, 2000, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 70% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Managers to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners and the General Partner for the year ended December 31, 2000 were $4,379,752 and $44,154, respectively. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 2000 totalled $131,391,548 and $1,873,102, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 2000 was $222.83, a decrease of 2.26% from the December 31, 1999 net asset value per Unit of $227.98, which was a decrease of 5.14% from the December 31, 1998 net asset value per Unit of $240.34. The MAR (Managed Account Reports) Fund/Pool Index, which tracks the performance of approximately 300 futures funds, returned gains of 9.41% and 1.48%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership had gross trading gains/(losses) of $298,000, $727,000 and $(332,000) for the years ended December 31, 2000, 1999 and 1998, respectively. Due to the nature of the Partnership's trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership's current year trading results is presented below.

   The Partnership's unfavorable performance in 2000 was attributed to losses in the stock indices, metal, currency and interest rate sectors. Gains were recognized in the energy sector.

   Extreme volatility in world financial markets during the first half of 2000 led to lack of trending opportunities and resulted in losses for positions in stock indices. During the second half of the year, equity markets experienced continued volatility, but markets trended downward as global economies began to show signs of slowing down. Most major indices ended the year lower incurring losses for long positions.

   Short metal positions incurred losses for the Partnership throughout most of the year as strong demand and fears of inflation drove prices higher. In addition, the high cost of energy, which is used in the production of base metals, caused a decrease in metal supply driving prices higher and incurring losses for short positions.

   The euro began 2000 lower versus the U.S. dollar, Japanese yen and British pound before rallying slightly in June as a result of solid European economic data and sentiment that the currency was undervalued. Despite a brief rally after intervention by the European Central Bank and other G-7 central banks to boost the failing euro in September, the euro settled back down more than $0.02 below its intervention peaks. The euro reversed its downtrend during the fourth quarter as it rose against the U.S. dollar and Japanese yen resulting in gains for long positions. Gains in the euro were not sufficient to overcome losses in other currency positions. The Japanese yen rallied sharply, gaining on the U.S. dollar and most other currencies in the final months of Japan's fiscal year (which ended March 31st). This was attributed to positive sentiment regarding Japan's economy. In May, the yen rose slightly against the U.S. dollar supported by expectations of a possible change in the Bank of Japan's (BOJ) zero-interest rate policy and continued to rise when the BOJ increased short-term interest rates in August incurring losses for short positions. Political and economic uncertainty in Japan during the fourth quarter caused the yen to fall against the U.S. dollar and short Japanese yen positions resulted in gains. Fourth quarter gains were not sufficient to offset losses incurred during the second and third quarters of the year. The Swiss franc spent most of the first three quarters drifting lower against the U.S. dollar, tracking the euro's trend and incurring losses for long positions. The Swiss franc, Australian dollar, and Canadian dollar were among other currencies that rose against the U.S. dollar in the fourth quarter due to a weakening U.S. economy incurring losses in short positions.

   Global bond markets began 2000 on a strong note. The U.S. Federal Reserve, European Central Bank, Bank of England, Reserve Bank of Australia, and Bank of Canada increased interest rates in early February. These rate increases shared motivation of strong economic growth and concerns about inflation. Despite rate hikes and news of robust worldwide economic growth, global bond markets continued to rally partially due to investors seeking refuge from volatile equity markets. Short U.S., Japanese and euro bond positions resulted in losses during the first three quarters of the year. Negative equity performance throughout the fourth quarter and mounting fears of a global economic slowdown contributed to a bond market rally towards year end as investors continued their flight to quality from the stock market. Prices of long- and short-term interest rate instruments rose, but gains from long U.S., Japanese and euro bond positions during the last quarter were not sufficient to offset losses incurred during the rest of the year.

   Energy prices climbed throughout January and February and into the first week of March. Prices of crude oil futures rose above $33 a barrel, the highest level for a front-month (the most liquid) contract since the Gulf War in 1991. The energy sector reached a high early in March just prior to OPEC's agreement to increase production sufficiently to stabilize prices. Political pressure by the United States, along with a desire among OPEC members to maintain crude oil prices in the range of $22-$28 per barrel, prompted the cartel to announce a production increase and crude oil prices reversed downward. Increased demand and low supplies caused oil prices to surge once again during the second quarter resulting in gains for long energy positions. Energy markets ended a year long uptrend with natural gas surging to an all time high in December as low supplies were strained by unusually cold temperatures in the U.S. Long positions in heating oil, crude oil and natural gas resulted in gains.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $123,000 during 2000 compared to 1999 and decreased $223,000 during 1999 as compared to 1998 principally due to fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during most of 2000 and 1999. The decline in interest income in 2000 versus 1999 was partially offset by higher overall interest rates in 2000.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by approximately $565,000 during 2000 as compared to 1999 and decreased by $443,000 during 1999 as compared to 1998 principally due to the effect of weak trading performance during most of 2000 and 1999 and redemptions on the monthly net asset values. Additionally, the August 1998 reduction in the commission rate from 8.5% to 8% resulted in a decrease in commissions from 1998 levels.

   All trading decisions are currently being made by Welton, Eclipse, Trendlogic and Appleton. Management fees are calculated on the portion of the Partnership's net asset value allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $152,000 during 2000 as compared to 1999, and decreased by $364,000 during 1999 as compared to 1998 due to fluctuations in monthly net asset values as described in the discussion on commissions above. The decline in management fees from 1998 levels were also caused by a reduction in the management fee rate from a 4% annual rate to a 2% annual rate on the portion of net assets that were reallocated from John W. Henry & Company, Inc. to the current Trading Managers effective September 1, 1998.

   Incentive fees are based on the 'New High Net Trading Profits' generated by each Trading Manager, as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager. Despite overall Partnership trading losses during 1999 and 1998, Eclipse generated sufficient trading profits during 1999 to earn incentive fees of $180,000 and during 1998, Welton and Trendlogic earned incentive fees of $22,000 and $5,000, respectively. No incentive fees were incurred by the Partnership during 2000.

   General and administrative expenses decreased by $21,000 during 2000 as compared to 1999, but remained relatively constant during the two years ended December 31, 1999. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

New Accounting Guidance

   In June 2000, FASB issued Statement No. 138, Accouting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ('SFAS 138'), which became effective for the Partnership on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2000.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 2000 was $78.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache Capital Return Futures Fund 2, L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                        PRESORTED
P.O. Box 2016                            STANDARD
New York, NY 10272                     U.S. POSTAGE
                                           PAID
                                     Automatic Mail

PBCR2/171781