Form 10-K, Exhibit 13
period 2001-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 2 L P
filed 2002-03-29
CIK 851786

                                                           2001
--------------------------------------------------------------------------------
Prudential-Bache
Capital Return Futures                                     Annual
Fund 2, L.P.                                               Report

                         LETTER TO LIMITED PARTNERS FOR
              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.

PricewaterhouseCoopers LLP (LOGO)

                                                   PricewaterhouseCoopers LLP
                                                   1177 Avenue of the Americas
                                                   New York, NY 10036
                                                   Telephone (646) 471-4000
                                                   Facsimile  (646) 471-4100

                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 2, L.P.

In our opinion, the accompanying statements of financial condition, including the condensed schedule of investments, and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 2, L.P. at December 31, 2001 and 2000, and the results of its operations and changes in partners' capital for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 25, 2002

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           2001           2000
--------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $ 2,795,861    $ 2,989,531
U.S. Treasury bills, at amortized cost (pledged at broker)                8,823,944      9,890,040
Net unrealized gain on open futures and options contracts                     1,846      1,179,039
Net unrealized gain on open forward contracts                               397,094        265,456
                                                                        -----------    -----------
Total assets                                                            $12,018,745    $14,324,066
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   282,164    $   473,514
Due to affiliates                                                            73,246         74,303
Accrued expenses payable                                                     61,128         57,254
Management fees payable                                                      19,807         24,772
Premiums received on options                                                     --          7,506
                                                                        -----------    -----------
Total liabilities                                                           436,345        637,349
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (54,576 and 60,808 units outstanding)                   11,466,420     13,549,677
General partner (552 and 615 units outstanding)                             115,980        137,040
                                                                        -----------    -----------
Total partners' capital                                                  11,582,400     13,686,717
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $12,018,745    $14,324,066
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit ('Units')      $    210.10    $    222.83
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
         The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                       Condensed Schedule of Investments
                              At December 31, 2001

                                                                       Amortized Cost
                                                                         as a % of           Amortized
Face Amount            Investments in U.S. Treasury Bills            Partners' Capital         Cost
-------------------------------------------------------------------------------------------------------
$  8,825,000     U.S. Treasury bills--mature January 3, 2002                76.18%           $8,823,944
                                                                          -------            ----------
                                                                          -------            ----------

                                                                      Net Unrealized
                                                                       Gain (Loss)
                                                                        as a % of
                                                                        Partners'       Net Unrealized
Futures and Forward Contracts                                            Capital         Gain (Loss)
------------------------------------------------------------------------------------------------------
Futures contracts purchased:
  Interest rates                                                                          $   (6,129)
  Stock indices                                                                                3,558
  Currencies                                                                                  14,357
  Commodities                                                                               (203,046)
                                                                                        --------------
     Net unrealized loss on futures contracts purchased                    (1.65)%          (191,260)
                                                                                        --------------
Futures contracts sold:
  Interest rates                                                                               1,839
  Stock indices                                                                               (3,403)
  Currencies                                                                                 197,120
  Commodities                                                                                 (2,450)
                                                                                        --------------
     Net unrealized gain on futures contracts sold                          1.67             193,106
                                                                          ------        --------------
     Net unrealized gain on futures contracts                               0.02%         $    1,846
                                                                          ------        --------------
                                                                          ------        --------------
Forward contracts:
  Forward contracts purchased                                               3.67%         $  424,606
  Forward contracts sold                                                   (0.24)            (27,512)
                                                                          ------        --------------
     Net unrealized gain on forward contracts                               3.43%         $  397,094
                                                                          ------        --------------
                                                                          ------        --------------
Settlement Currency--Futures Contracts
  British pound                                                            (0.13)%        $  (14,857)
  Euro                                                                     (0.13)            (15,239)
  Japanese yen                                                              0.04               4,709
  Australian dollar                                                         0.08               9,222
  U.S. dollar                                                               0.16              18,011
                                                                          ------        --------------
     Total                                                                  0.02%         $    1,846
                                                                          ------        --------------
                                                                          ------        --------------
Settlement Currency--Forward Contracts
  British pound                                                             0.03%         $    3,770
  Canadian dollar                                                          (0.32)            (37,154)
  Japanese yen                                                              3.75             434,684
  Swiss francs                                                             (0.02)             (2,779)
  U.S. dollar                                                              (0.01)             (1,427)
                                                                          ------        --------------
     Total                                                                  3.43%         $  397,094
                                                                          ------        --------------
                                                                          ------        --------------
------------------------------------------------------------------------------------------------------
         The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                    -----------------------------------------------------
                                                         2001               2000               1999
---------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity
  transactions                                        $ 1,371,855        $  (623,699)       $   800,974
Change in net unrealized gain/loss on open
  commodity positions                                  (1,045,555)           922,049            (73,845)
Interest from U.S. Treasury bills                         362,772            640,450            763,868
                                                    ---------------    ---------------    ---------------
                                                          689,072            938,800          1,490,997
                                                    ---------------    ---------------    ---------------
EXPENSES
Commissions                                               985,803          1,201,445          1,766,009
Management fees                                           250,468            315,641            467,596
Incentive fees                                             60,570                 --            180,115
General and administrative                                128,750            134,148            154,909
                                                    ---------------    ---------------    ---------------
                                                        1,425,591          1,651,234          2,568,629
                                                    ---------------    ---------------    ---------------
Net loss                                              $  (736,519)       $  (712,434)       $(1,077,632)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
ALLOCATION OF NET LOSS
Limited partners                                      $  (729,150)       $  (705,313)       $(1,066,852)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
General partner                                            (7,369)       $    (7,121)       $   (10,780)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
NET LOSS PER WEIGHTED AVERAGE
LIMITED AND GENERAL PARTNERSHIP UNIT
Net loss per weighted average
  limited and general partnership unit                $    (12.56)       $     (9.95)       $    (11.57)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Weighted average number of limited and
  general partnership units outstanding                    58,649             71,580             93,100
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
---------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1998            99,989    $23,791,274     $   240,344     $24,031,618
Net loss                                                   (1,066,852)        (10,780)     (1,077,632)
Redemptions                                   (17,425)     (4,089,680)        (41,249)     (4,130,929)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 1999            82,564     18,634,742         188,315      18,823,057
Net loss                                                     (705,313)         (7,121)       (712,434)
Redemptions                                   (21,141)     (4,379,752)        (44,154)     (4,423,906)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 2000            61,423     13,549,677         137,040      13,686,717
Net loss                                                     (729,150)         (7,369)       (736,519)
Redemptions                                    (6,295)     (1,354,107)        (13,691)     (1,367,798)
                                              --------    -----------     -----------     -----------
Partners' capital--December 31, 2001            55,128    $11,466,420     $   115,980     $11,582,400
                                              --------    -----------     -----------     -----------
                                              --------    -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
         The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 2, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 2, L.P. (the 'Partnership') is a Delaware limited partnership formed on June 8, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 6, 1989, the Partnership completed its offering having raised $101,010,000 from the sale of 1,000,000 units of limited partnership interest and 10,100 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. Physical commodities may also be traded from time to time. The general partner of the Partnership is Prudential Securities Futures Management Inc. (the 'General Partner'), a wholly owned subsidiary of Prudential Securities Incorporated ('PSI') which, in turn, is an indirect wholly owned subsidiary of Prudential Financial, Inc. PSI was the principal underwriter of the Units and is the commodity broker. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of net asset value is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership are currently being made by Eclipse Capital Management, Inc. ('Eclipse'), Appleton Capital Management ('Appleton') and Trendlogic Associates, Inc. ('Trendlogic'), independent commodity trading managers (collectively, the 'Trading Managers'). Welton Investment Corporation ('Welton'), a trading manager to the Partnership, was terminated effective May 31, 2001 due to performance not meeting expectations relative to its peers. The assets previously managed by Welton (the 'Welton Assets'), which totalled approximately $2,189,000 as of June 30, 2001, were reallocated to commodities trading on July 8, 2001. The Welton Assets earned interest but were not subject to management fees or commissions during the period that the assets were not allocated to trading. During July 2001, the Partnership entered into agreements to reallocate the Welton Assets evenly between Appleton and Eclipse. Appleton and Eclipse receive monthly management fees on their portion of the reallocated assets equal to 1/6 of 1% (2% annually) as compared to management fees paid to Welton ranging between 1/6 of 1% (2% annually) and 1/3 of 1% (4% annually). Appleton and Eclipse earn a quarterly incentive fee equal to 20% of the 'New High Net Trading Profits' (as defined in each advisory agreement among the Partnership, the General Partner and each trading manager) as compared to the range of 15% to 20% for Welton. Additionally, Appleton must recoup 100% (or $964,000) of Welton's cumulative trading losses associated with its portion of the reallocated assets and Eclipse must recoup only 50% (or $482,000) of its portion, before earning any incentive fees. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   In accordance with the Partnership Agreement, if the Partnership's net asset value declines below $10 million as of the end of any business day, the Partnership will dissolve. There can be no assurance that trading performance and/or redemptions subsequent to December 31, 2001 will not cause the Partnership's net asset value to fall below $10 million.

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

   To the extent practicable, the Partnership invests a significant portion of its net asset value in U.S. Treasury bills which are often used to fulfill margin requirements. U.S. Treasury bills are recorded in the financial statements on a trade date basis and are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

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

   Certain balances from the prior period have been reclassified to conform with the current financial statement presentation.

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

Financial Reporting by Commodity Pools

   During March 2001, the Accounting Standards Executive Committee ('AcSEC') issued Statement of Position ('SOP') 01-1, Amendment to Scope of Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools, which is effective for financial statements issued for periods ending after December 15, 2001. This SOP amends SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, to include within its scope commodity pools such as this Partnership. Under the new requirements, the Partnership is required to present a condensed schedule of investments and certain other information in accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide 'Audits of Investment Companies.' The adoption of the requirements of SOP 01-1 has not had a material effect on the Partnership's financial position or results of operations.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI commissions at a flat rate of .6666% per month (8% annually) of the Partnership's net asset value as of the first day of each month.

Management and incentive fees

   The Partnership pays Eclipse, Appleton, and Trendlogic monthly management fees equal to 1/6 of 1% (2% annually) of the portion of the Partnership's net asset value allocated to each of these Trading Managers as of the end of each month. The Partnership paid Welton monthly management fees ranging from 1/6 of 1% (2% annually) to 1/3 of 1% (4% annually) of its allocated portion of the Partnership's net asset value as of the end of each month until its termination, which was effective May 31, 2001.

   In addition, the Partnership pays Eclipse and Appleton a quarterly incentive fee equal to 20% and Trendlogic 17.5% of the 'New High Net Trading Profits' (as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager).

   See Note A for further information concerning changes in Trading Managers which has resulted in rate changes to management fees and incentive fees since the changes took effect during July 2001.

General and administrative expenses

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for actual Partnership operating expenses payable by, or allocable to, the Partnership. The nature of reimbursed expenses from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services.

   The costs incurred for these services for the three years ended December 31, 2001 were:

                                            2001           2000           1999
                                         ----------     ----------     ----------
Commissions                              $  985,803     $1,201,445     $1,766,009
General and administrative                   61,255         70,441         68,070
                                         ----------     ----------     ----------
                                         $1,047,058     $1,271,886     $1,834,079
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI, or, the Partnership's commodity broker, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Managers, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market positions of the Partnership.

E. Income Taxes

   The following is a reconciliation of net loss for financial reporting purposes to net loss for tax reporting purposes for the three years ended December 31, 2001:

                                                    2001           2000            1999
                                                  ---------     -----------     -----------
Net loss for financial reporting purposes         $(736,519)    $  (712,434)    $(1,077,632)
Change in unrealized (gain) loss on
  nonregulated commodity positions                  189,358         220,221        (336,198)
                                                  ---------     -----------     -----------
Tax basis net loss                                $(547,161)    $  (492,213)    $(1,413,830)
                                                  ---------     -----------     -----------
                                                  ---------     -----------     -----------

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

Market risk

   Trading in futures and forward contracts (including foreign exchange transactions) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership's net assets being traded, significantly exceeds the Partnership's future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to: executing and clearing all trades with creditworthy counterparties, limiting the amount of margin or premium required for any one commodity or all commodities combined, and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to each Advisory Agreement among the Partnership, the General Partner and each Trading Manager, the General Partner shall automatically terminate a Trading Manager if the net asset value allocated to the Trading Manager declines by 33 1/3% since the commencement of its trading activities or from the value at the beginning of any year. Futhermore, the Amended and Restated Agreement of Limited Partnership provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the net asset value to less than 50% of the value at commencement of trading activities. In each case, the decline in net asset value is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the trading managers as it, in good faith, deems to be in the best interest of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading (subject to the opt out provisions discussed below) and is not allowed to commingle such assets with other assets of PSI. At December 31, 2001, such segregated assets totalled $8,479,472. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $3,142,179 at December 31, 2001. There are no segregation requirements for assets related to forward trading.

   The CFTC promulgated rules that allow futures commission merchants to permit certain customers, including the Partnership, to opt out of segregation with regard to trading on certain exchanges, but PSI has not done so to date. If the Partnership were to opt out, its funds could be held in a broader and potentially riskier range of investments than are allowed for segregated funds.

   As of December 31, 2001, the Partnership's open futures, forward and options contracts mature within six months.

   At December 31, 2000, the fair value of open futures, forward and options contracts was:

                                                     2000
                                           -------------------------
                                             Assets      Liabilities
                                           ----------    -----------
Futures Contracts:
  Domestic exchanges
     Interest rates                        $  342,034     $      --
     Stock indices                              9,940            --
     Currencies                               524,721         4,640
     Commodities                               77,160        25,700
  Foreign exchanges
     Interest rates                           259,017           493
     Stock indices                             46,489            --
     Commodities                                9,819        62,840
Forward Contracts:
     Currencies                               436,854       171,398
Options Contracts:
  Domestic exchanges
     Interest rates                                --         1,219
     Currencies                                    --         1,875
     Commodities                                   --           880
                                           ----------    -----------
                                           $1,706,034     $ 269,045
                                           ----------    -----------
                                           ----------    -----------

G. Financial Highlights

                                                                          For the year ended
                                                                           December 31, 2001
                                                                          -------------------
     Performance per Unit
       Net asset value, beginning of period                                    $  222.83
                                                                          -------------------
       Net realized gain and change in net unrealized gain/loss on
          commodity transactions                                                    5.37
       Interest from U.S. Treasury bills                                            6.14
       Expenses                                                                   (24.24)
                                                                          -------------------
       Net decrease for the period                                                (12.73)
                                                                          -------------------
       Net asset value, end of period                                          $  210.10
                                                                          -------------------
                                                                          -------------------
     Total return                                                                  (5.71)%
     Ratio to average net assets
       Interest income                                                              2.88%
       Expenses, including 0.48% of incentive fees                                 11.33%

   These financial highlights represent the overall results of the Partnership during 2001. An individual partner's actual results may differ depending on the timing of redemptions.

-------------------------------------------------------------------------------

   I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund 2, L.P. is accurate and complete.

      PRUDENTIAL SECURITIES FUTURES
     MANAGEMENT INC.
     (General Partner)

by: Barbara J. Brooks
     Chief Financial Officer
-------------------------------------------------------------------------------

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

   At December 31, 2001, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value as of December 31, 2001 was held in U.S. Treasury bills (which represented approximately 74% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Redemptions by limited partners and the General Partner for the year ended December 31, 2001 were $1,354,107 and $13,691, respectively, and for the year ended December 31, 2000 were $4,379,752 and $44,154, respectively. Redemptions by limited partners and the General Partner recorded from the commencement of operations, October 6, 1989, through December 31, 2001 totalled $132,745,655 and $1,886,793, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   Welton, a trading manager to the Partnership, was terminated effective May 31, 2001 due to performance not meeting expectations relative to its peers. The Welton Assets, which totalled approximately $2,189,000 as of June 30, 2001, were reallocated to commodities trading on July 8, 2001. The Welton Assets earned interest but were not subject to management fees or commissions during the period that the assets were not allocated to trading. During July 2001, the Partnership entered into agreements to reallocate the Welton Assets evenly between Appleton and Eclipse. Appleton and Eclipse receive monthly management fees on their portion of the reallocated assets equal to 1/6 of 1% (2% annually) as compared to management fees paid to Welton ranging between 1/6 of 1% (2% annually) and 1/3 of 1% (4% annually). Appleton and Eclipse earn a quarterly incentive fee equal to 20% of the 'New High Net Trading Profits' (as defined in each advisory agreement among the Partnership, the General Partner and each trading manager) as compared to the range of 15% to 20% for Welton. Additionally, Appleton must recoup 100% (or $964,000) of Welton's cumulative trading losses associated with its portion of the reallocated assets and Eclipse must recoup only 50% (or $482,000) of its portion, before earning any incentive fees.

   In accordance with the Partnership Agreement, if the Partnership's net asset value declines below $10 million as of the end of any business day, the Partnership will dissolve. There can be no assurance that trading performance and/or redemptions subsequent to December 31, 2001 will not cause the Partnership's net asset value to fall below $10 million.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 2001 was $210.10, a decrease of 5.71% from the December 31, 2000 net asset value per Unit of $222.83, which was a decrease of 2.26% from the December 31, 1999 net asset value per Unit of $227.98. The Zurich Fund/Pool Qualified Universe Index (formerly the MAR Fund/Pool Index), which tracked the performance of approximately 272 futures funds at December 31, 2001, returned gains of 7.52% and 9.41%, for the years ended December 31, 2001 and 2000, respectively. Past performance is not necessarily indicative of future results.

   The Partnership had gross trading gains of $326,000, $298,000 and $727,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Due to the nature of the Partnership's trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership's current year trading results is presented below.

   Net gains for the Partnership were the result of profits in the currency, interest rate and index sectors. Net losses were experienced in the metals and energy sectors.

   In foreign exchange markets, the U.S. dollar rose slightly against many foreign currencies during the first half of the year, reflecting expectations that some of those economies might be adversely affected by slower economic growth in the United States. Additionally, the U.S. dollar strengthened as investors around the globe felt that it was the safest currency in this time of economic uncertainty. Short Japanese yen positions resulted in gains as the yen fell due to continued signs of weakness in the Japanese economy and expectations that the Bank of Japan would reinstate its zero-interest rate policy. The U.S. dollar fell against most major currencies during the third quarter, particularly the Japanese yen, the euro and the Swiss franc. The U.S. dollar's downward trend against many currencies accelerated after September 11th. As a result of the attacks, many investors switched exposure from the U.S. dollar to other currencies which rose against the U.S. dollar resulting in gains for Japanese yen and Swiss franc positions. The U.S. dollar strengthened slightly towards year-end amid hopes of an economic recovery in the U.S.

   In light of the rapid weakening in economic expansion and deterioration in business and consumer confidence, the U.S. Federal Reserve (the 'Fed') followed a relatively aggressive policy, lowering interest rates three times during the first quarter of 2001. Other central banks followed the Fed's lead lowering interest rates as well. Interest rate instruments trended upward throughout most of the second and third quarters as major central banks cut short-term interest rates in an attempt to bolster slowing economies. The bond market rally continued in the wake of September 11th as the Fed moved to inject liquidity into the economy, cutting interest rates 50 basis points on September 17th to 3%. This move was soon followed by the Central Bank of Canada, the European Central Bank and Swiss National Central Bank who also lowered their rates 50 basis points. U.S. and European interest rate instruments began the fourth quarter up as data indicated persistent weakness in the U.S. economy. In an effort to stimulate the economy, the Fed lowered interest rates by 50 basis points in October and again in early November. The European Central Bank and the Bank of England each cut rates by 50 basis points in November. In mid-November, some positive economic news, the fall of Kabul, Afghanistan and an announcement by the U.S. Treasury regarding the cessation of sales of 30-year bonds, resulted in one of the greatest reversals the U.S. bond market has seen in recent times. Interest rates climbed sharply in the U.S. and Europe causing bond prices to fall. In December, the Fed lowered rates by another 25 basis points and bond prices climbed slightly. Gains resulted from long euro and Australian bond positions during the first, third and fourth quarters of the year.

   Equity markets performed poorly across the board during the first half of the year as foreign stock markets generally followed the downtrend of the U.S. markets. Technology stocks led this market downturn and the NASDAQ fell to its lowest level in nearly two years. Losses in the Dow Jones and NASDAQ brought these indices under the key 10,000 and 2,000 levels, respectively, with the DAX, FTSE, CAC-40 and Nikkei experiencing similar losses. Short S&P 500 and London FTSE positions resulted in gains during the first quarter of the year. The terrorist attacks of September 11th further weakened the sluggish U.S. and global economies plunging equity markets downward throughout the world in the week following the attacks. In the week following the attack, the Dow Jones industrial average suffered its worst weekly percentage loss since the Great Depression due to uncertainty about how the economy would perform as a result of these attacks and other threats of terrorism. U.S. equity indices recovered somewhat at the end of September as interest rate cuts by the Fed and fiscal stimuli by Congress combined to stimulate an economic rebound. Global equity markets followed suit rebounding from earlier lows as well. U.S. and global equity markets rallied in November amid positive developments in the war in Afghanistan and sentiment that the U.S. economy may be emerging from its recession. Equity markets reversed in December providing a negative return for the second consecutive year. Losses incurred in equity index positions during the second and fourth quarters were offset by gains during the rest of the year, producing net gains for the index sector.

   Gold prices rallied to a ten-month high in May before reversing course amid rumors that Russia would sell a portion of its gold reserve. Metal prices fell throughout the fourth quarter amid decreased demand due to weak global economic conditions. Long positions in aluminum, gold and copper resulted in losses.

   Energy prices generally remained high throughout most of the first quarter of 2001. Crude oil prices increased in January as OPEC announced a likely 5% cut in production. During the second quarter, energy prices fell in response to growing inventory levels of crude oil and related products. Energy prices peaked sharply immediately after the September 11th attacks amid worries of a potential interruption in supplies. Prices soon reversed course as concerns of decreased demand caused by a global economic recession outweighed fears of scarcity. Two weeks after the attacks, oil prices plunged more than 12% to a 22-month low of $23 a barrel. OPEC leaders announced that with prices within their $22 to $28 a barrel target, they saw no need to alter output and assured that there will be no disruption in supplies. Fear of continued terrorist attacks, sluggish economies and mild winter weather continued to limit growth in global demand for oil during the fourth quarter. A coordinated cut in oil output by OPEC and non-OPEC producers was agreed upon as OPEC tried to regain control of crude oil prices. Crude oil and natural gas positions incurred losses during the first, third and fourth quarters of the year resulting in net losses for the Partnership in this sector.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $278,000 during 2001 compared to 2000 and decreased $123,000 during 2000 as compared to 1999. The decline in 2001 was principally due to lower interest rates in 2001 as compared with 2000 and fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during most of 2001 and 2000. The 2000 decline was principally due to fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during most of 2000 and 1999 offset, in part, by higher overall interest rates in 2000 versus 1999.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by approximately $216,000 during 2001 as compared to 2000 and decreased by $565,000 during 2000 as compared to 1999 principally due to the effect of weak trading performance and redemptions on the monthly net asset values. Additionally, a portion of the Partnership's assets was not allocated to commodities trading between June 1, 2001 and July 7, 2001 (as more fully discussed in Note A to the financial statements) and, therefore, was not subject to commissions during that period.

   All trading decisions are currently being made by Eclipse, Trendlogic and Appleton. Welton made trading decisions on the Welton Assets until their termination, effective May 31, 2001. Management fees are calculated on the portion of the Partnership's net asset value allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $65,000 during 2001 as compared to 2000, and decreased by $152,000 during 2000 as compared to 1999 due to fluctuations in monthly net asset values as described in the discussion on commissions above. Additionally, the portion of assets which was not allocated to commodities trading between June 1, 2001 and July 7, 2001, as referred to in the discussion on commissions above, was not subject to management fees.

   Incentive fees are based on the 'New High Net Trading Profits' generated by each Trading Manager, as defined in each Advisory Agreement among the Partnership, the General Partner and each Trading Manager. Appleton generated sufficient trading profits during 2001 to earn incentive fees of $61,000. Despite overall Partnership trading losses during 1999, Eclipse generated sufficient trading profits during 1999 to earn incentive fees of $180,000. No incentive fees were incurred by the Partnership during 2000.

   General and administrative expenses decreased by $5,000 during 2001 as compared to 2000, and decreased $21,000 during 2000 as compared to 1999. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

Financial Reporting by Commodity Pools

   During March 2001, the Accounting Standards Executive Committee ('AcSEC') issued Statement of Position ('SOP') 01-1, Amendment to Scope of Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools, which is effective for financial statements issued for periods ending after December 15, 2001. This SOP amends SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, to include within its scope commodity pools such as this Partnership. Under the new requirements, the Partnership is required to present a condensed schedule of investments and certain other information in accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide 'Audits of Investment Companies.' The adoption of the requirements of SOP 01-1 has not had a material effect on the Partnership's financial position or results of operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2001.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 2001 was $92.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache Capital Return Futures Fund 2, L.P./0TH
        Peck Slip Station
        P.O. Box 2303
        New York, New York 10273-0005

0TH
Peck Slip Station                                   PRESORTED
P.O. Box 2303                                       STANDARD
New York, NY 10273-0005                            U.S. POSTAGE
                                                      PAID
                                                  Automatic Mail
PBCR2/171781